____________________________________________________________________________________________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

FORM 6-K
________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: September 18, 2024

Commission File Number: 001-39777

________________________

NANOBIOTIX S.A.
(Exact name of registrant as specified in its charter)
_________________________

Nanobiotix S.A.
60 rue de Wattignies
75012 Paris, France
(Address of principal executive office)

_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

______________________________________________________________________________________________
______________________________________________________________________________________________

This Form 6-K, including Exhibits 99.1 and 101, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-262545) and Form S-8 (File Nos. 333-253062, 333-257239 and 333-272947).

Our Half-Year Report, filed as Exhibit 99.1 hereto, includes references to the Company’s website at http://www.nanobiotix.com. Such reference to the Company’s website is an inactive textual reference only, and the information contained in, or that can be accessed through, the Company’s website, including the Company’s universal registration document filed with the French Financial Markets Authority (Autorité des Marchés Financiers – the AMF), is not filed as a part of this Form 6-K.

EXHIBIT INDEX

Exhibit	Description
99.1	Half-Year Financial Report From January 1, 2024 to June 30, 2024
101
The following materials from Exhibit 99.1 (Nanobiotix S.A.’s Half-Year Financial Report From January 1, 2024 to June 30, 2024) filed on this on Form 6-K formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the unaudited interim condensed statements of consolidated financial position, (ii) the unaudited interim condensed statements of consolidated operations, (iii) the unaudited interim condensed statements of consolidated comprehensive loss, (iv) the unaudited interim condensed statements of consolidated changes in shareholders’ equity, (v) the unaudited interim condensed statements of consolidated cash flows, and (vi) the notes to the unaudited interim condensed financial consolidated statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANOBIOTIX S.A.

/s/ LAURENT LEVY
By:	Laurent Levy, Ph.D.
Title:	Chairman of the Executive Board

Date: September 18, 2024

EXHIBIT 99.1

NANOBIOTIX
HALF-YEAR FINANCIAL REPORT
From January 1, 2024 to June 30, 2024

September 18, 2024

EXHIBIT 99.1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This interim and semi-annual report (the “Report”) contains “forward-looking statements” within the meaning of applicable federal securities laws, including the Private Securities Litigation Reform Act of 1995. All statements other than present and historical facts and conditions contained in this Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “shall,” “should,” “will,” or the negative of these and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on April 24, 2024 under “Item 3.D. Risk Factors” and those set forth in the universal registration document of Nanobiotix filed with the French Financial Markets Authority (Autorité des Marchés Financiers – the AMF) on April 24,2024, (copies of which are available on www.nanobiotix.com). These risks and uncertainties include factors relating to:

•our ability to successfully develop and commercialize NBTXR3, including through the License Agreement with Janssen Pharmaceutica NV (“Janssen”), dated July 7 2023 ;

•our ability to expand our product pipeline by developing and commercializing NBTXR3 in additional indications, including in combination with chemotherapies or I-O treatment;

•our ability to compete with institutions with greater financial resources and expertise in research and development, preclinical testing, clinical trials, manufacturing and marketing;

•the completion of applicable pre-marketing regulatory requirements and/or our ability to maintain regulatory approvals and certifications for our products and product candidates and the rate and degree of market acceptance of our product candidates, including NBTXR3;

•regulatory developments in the United States, the European Union (the “EU”), and other countries;

•the initiation, timing, progress and results of our preclinical studies and clinical trials, including those trials to be conducted under our collaborations with the MD Anderson Cancer Center of the University of Texas (“MD Anderson”) and Janssen;

•the expected timeline of our clinical trial completion, including our ability, and the ability of our development partners, to successfully conduct, supervise and monitor clinical trials for our product candidates and to complete clinical trial NANORAY-312 within the expected timeline considering a number of factors, including the rate of patient enrollment and the conduct of this clinical trial NANORAY-312 in the event of the implementation of the disclosed intent to transfer it from Nanobiotix to Janssen;

•our ability to obtain raw materials and maintain and operate our facilities to manufacture our product candidates;

•our ability to manufacture, market and distribute our products upon successful completion of applicable pre-marketing regulatory requirements, specifically NBTXR3;

•our ability to achieve the commercialization goals for NBTXR3;

•our ability to effectively execute under our collaboration agreements and to effectively resolve disputes, if any;

•our reliance on Janssen to conduct the NBTXR3 co-development and commercialization activities worldwide in accordance with the Janssen Agreement and the Asia Licensing Agreement ;

•our ability to obtain funding for our operations;

•our ability to attract and retain key management and other qualified personnel;

•our global operations and exposure to global markets;

•our ability to protect and maintain our intellectual property rights, manufacturing know-how and proprietary technologies and our ability to operate our business without infringing upon the intellectual property rights and proprietary technologies of third parties;

•our ability to effectively deploy our capital resources ;

•future revenue, expenses, capital expenditures, capital requirements and performance of our publicly traded equity securities;

•our status as a foreign private issuer and emerging growth company and the reduced disclosure requirements associated with maintaining these statuses.

In addition, statements that “we believe” or “the Company believes” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to the Company as of the date of this Report, and while the Company believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the Company statements should not be read to indicate that the Company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Furthermore, the Company has identified the risks arising from Nanobiotix’s reliance on Janssen to conduct the co-development and commercialization activities with respect to NBTXR3 in accordance with the Janssen Agreement, including the potential for disagreements or disputes under such license agreement; the risk that Janssen may exercise its discretion in a manner that limits the resources contributed toward the development of NBTXR3 under such agreement or may exercise its termination rights of the agreement without cause.

As a result of these factors, the Company cannot assure that the forward-looking statements in this Report will prove to be accurate. Furthermore, if the forward-looking statements of the Company prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements these statements should not be regarded or considered as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This Report should be read with the understanding that the Company’s actual future results may be materially different from what is expected. The Company qualifies all of the forward-looking statements by these cautionary statements.

INTERIM ACTIVITY REPORT

1. COMPANY INFORMATION

Nanobiotix, a société anonyme registered with the Paris registry of trade and companies under number 447 521 600 and having its registered office at 60 rue de Wattignies, 75012, Paris (“Nanobiotix” or the “Company” and, with its subsidiaries, the “Group”), is a late-stage clinical biotechnology company pioneering disruptive, nanophysics-based therapeutic approaches to the treatment of cancer and other major diseases with the express intent of favorably impacting the lives of millions of patients.
Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The Company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, and Germany. The Group has been listed on Euronext: Paris under the ticker symbol “NANO” since 2012 (ISIN: FR0011341205, Bloomberg Code: NANO:FP) and on the Nasdaq Global Select Market in the United States under the ticker symbol “NBTX” since December 2020.

The Group is the owner of more than 25 patent families associated with three nanotechnology platforms: 1) radioenhancer platform, from which NBTXR3 is the first product candidate, designed to physically destroy tumor cells locally and prime immune response systemically; 2) Curadigm nanoprimer platform designed to redefine the design and application of therapeutic classes challenged by liver clearance; and 3) OOcuity neurological disease program designed to mitigate the symptoms of central and peripheral nervous system disorders.

The Company’s efforts are concentrated on advancing NBTXR3.

2. SIGNIFICANT EVENTS DURING THE SIX-MONTH PERIOD ENDED JUNE 30, 2024

Nanobiotix, with its potential first-in-class radioenhancer NBTXR3, has been focusing on building a comprehensive treatment franchise across head and neck cancers where radiotherapy alone or with immunotherapy is a part of the treatment protocol. The second tumor type of focus is non-small-cell lung cancer (NSCLC), a subtype of lung cancers. As part of the agreement announced in July 2023, Janssen Pharmaceutica NV (“Janssen”), a Johnson & Johnson company, will be fully responsible for an initial Phase 2 study evaluating NBTXR3 for patients with NSCLC. The University of Texas MD Anderson Cancer Center (“MD Anderson”) is also investigating NBTXR3’s use in multiple solid tumor types including NSCLC with the approach of re-irradiation allowing patients to receive radiation again in combination with NBTXR3. Moreover, the Company believes this model can be replicated across any solid tumor indication treated by radiotherapy alone or with immunotherapy that can be injected with NBTXR3, further expanding the potential of NBTXR3.

As announced by the Company in May 2024, in preparation for potential regulatory submission in the event of positive results from the randomized Phase 3 pivotal head and neck cancer trial (“NANORAY-312”), Nanobiotix and Janssen aligned at the collaboration’s Joint Strategy Committee (“JSC”) to transfer the global sponsorship of NANORAY-312 to Janssen. Nanobiotix will continue to support Janssen in execution of the study during and after the sponsorship transfer is complete. Study operations will remain ongoing during the transfer.
Following discussions that began at the end of 2023, and in view of the intended transfer of the sponsorship, the JSC aligned to a protocol amendment that would remove the planned futility analysis in light of robust, positive final data from the expansion part of Study 102, a Phase 1 study evaluating NBTXR3 in a similar population. Given that the Study 102 results provided satisfactory support for the NANORAY-312 trial design, the futility analysis was deemed unnecessary.
Additionally, Nanobiotix and Janssen have agreed to a change in approach to the planned interim analysis such that interim data will be analyzed and reported after both the requisite number of events have been observed and the last patient has been recruited in the first half of 2026, rather than immediately after the requisite number of events as originally planned. This revised approach helps to ensure that potentially positive trial results do not influence recruitment prior to completion of the study. As such, Nanobiotix now expects the interim analysis to be reported after the last patient is recruited in the first half of 2026.

In addition, in January 2024, the first applicable development milestone from the global licensing agreement (achievement of operational requirements in NANORAY-312) was reached, resulting in a $20M milestone payment from Janssen that the Company received in the second quarter of 2024.

In June, the Company reported new data from Study 1100, a US Phase 1 dose escalation and dose expansion study evaluating radiotherapy-activated NBTXR3 followed by anti-PD-1 immune checkpoint inhibitors as a second-or-later line therapy for patients with advanced solid and metastatic tumors. The data were presented at the 2024 Annual Meeting of the American Society for Clinical Oncology (ASCO 2024). The results showed favorable safety and feasibility in 68 heavily pre-treated patients with recurrent/metastatic head and neck squamous cell carcinoma (R/M-HNSCC) (Intention-to-Treat population; ITT) who received RT-activated NBTXR3 followed by anti-PD-1 as a second-or-later line treatment. The overall response rate (ORR) was 48% in evaluable anti-PD-1 naïve patients (n=25) and 28% in evaluable anti-PD-1 resistant patients (n=25), as per RECIST 1.1. The disease control rate (DCR) was 76%
F-3

in evaluable naïve patients and 68% in evaluable resistant patients, as per RECIST 1.1. Preliminary review of survival data in ITT anti-PD-1 naïve patients (n=33) showed mPFS of 7.3 months and mOS of 26.2 months while it showed mPFS of 4.2 months and mOS of 7.8 months in ITT anti-PD-1 resistant patients (n=35).
Investigators concluded that promising early signals of efficacy were observed in Study 1100 in patients with naïve or resistant second-or-later line treatment for R/M-HNSCC who received RT-activated NBTXR3 followed by anti-PD-1. Disease control was observed in both naïve and resistant R/M-HNSCC patients, highlighting the potential for NBTXR3 in this population. The results have also been discussed during a KOL (Key Opinion Leader) event hosted by Nanobiotix on June 18, 2024.

The NBTXR3 collaboration established by Nanobiotix’s global licensing agreement with Janssen Pharmaceutica NV continued to make progress with the announcement, in May 2024, that the U.S. Food and Drug Administration (“US FDA”) issued a Study May Proceed Letter for a randomized Phase 2 study evaluating NBTXR3 for the treatment of patients with stage 3, unresectable NSCLC. An IND to support this trial was submitted by the global trial sponsor, Johnson & Johnson Enterprise Innovation Inc., a Johnson & Johnson company.

The Company had announced the completion of the dose escalation part of a Phase 1 study evaluating NBTXR3 for patients with NSCLC recurrent and inoperable, whom have previously been treated with definitive radiation therapy and are amenable to re-irradiation (“Study 2020-0123”). The completed dose escalation part of Study 2020-0123 established the recommended Phase 2 dose after determination of injection feasibility and observation of a favorable safety profile. The expansion part of the study, further evaluating safety and early signals of efficacy, is ongoing. Study 2020-0123 is being conducted by MD Anderson as part of the ongoing strategic collaboration with Nanobiotix.

3. COMPANY ACTIVITY OVER THE SIX MONTHS ENDED 2024

3.1. Revenue and other income

Revenue and other income for the six month period ended June 30, 2024 was €9.3 million, compared to €3.3 million for the six months ended June 30, 2023, mainly driven by the revenue recognized in connection with the Janssen Agreement.

For the six month period ended June 30, 2024, the €6.2 million Total Revenues mainly includes (i) ‘Services’ revenue linked to the assignment of the license to Janssen and the rendered R&D services in proportion of the completion of the ongoing studies, totalling €2.7 million; (ii) ‘Services’ revenue linked to technology transfer recharge for €1.1 million; (iii) and €2.4 million of ‘Other Sales’ related to product supply to Janssen.

There was no revenue recognized for the six month period ended June, 30, 2023.
Total other income was approximatively stable between the first half of 2023 and 2024, and mainly relates for the period ended June 30, 2024 to the research tax credit for €2.3 million and to the services recharge in connection with the global trial collaboration agreement (or “GTCA”) signed as of June 30, 2023 with LianBio for €0.5 million, which has been transferred from LianBio to Janssen at the end of December 2023.

The components of our revenue and other income of the Company are set forth in the table below:

	For the six-month period ended June 30,
(in thousands of euros)	2024	2023
Services	3,787	—
Other sales	2,376	—
Total revenue	6,163	—
Research tax credit	2,334	1,604
Subsidies	36	202
Other	756	1,487
Total other income	3,126	3,293
Total revenue and other income	9,289	3,293
3.2 Operating Expenses

The operating expenses for the first half of 2024 totaled €32.9 million compared to €28.7 million in the first half of 2023. The relative weight of R&D and SG&A expenses as percentage of total operating expenses changed from 62% and 38%, respectively, in the first half of 2023 to 67% and 33% in the first half of 2024.

During the first half of 2024, the €4.2 million increase of R&D expenses is mainly due to an increase of €3.1 million of our purchases, sub-contracting and other expenses reflecting the increase of the clinical development activities, especially driven by our global Phase 3 clinical trial NANORAY-312 and by €1.0 million in R&D Payroll costs mainly explained by the hiring of a Chief Medical Officer in August 2023 and the reinforcement of the Company’s R&D clinical operations teams.

Overall, SG&A expenses are stable as of June 30, 2024 as compared to June 30, 2023.
For the six-month period ended June 30, 2024, SG&A payroll costs increased by €1.0 million as compared to the same period in 2023, which is mainly due to the increase by €0.6 million of our share based payments expenses and by €0.4 million of social taxes, mainly driven by the attribution of the stock options in May 2024. However, this unfavorable variance is offset by a €1.4 million one-off payment made to a financial adviser which occurred during the first half of 2023 and recognized as SG&A expense.

	For the six-month period ended		For the six-month period ended
(in thousands of euros)	June 30, 2024	Relative weight	June 30, 2023	Relative weight
R&D expenses	21,987	67%	17,805	62%
SG&A expenses	10,819	33%	10,864	38%
Other operating income and expenses	134	—%	(6)	—%
Total operating expenses	32,941	100%	28,663	100%

3.3 Net Results

The operating result is a loss of €23.7 million for the six-month period ended June 30, 2024 compared to a loss of €25.4 million for the same period in 2023. Operating result comprises revenue and other income and operating expenses. (See section II Notes 15 and 16 Operating Revenues and Expenses)

The financial result is a loss of €1.9 million for the six-month period ended June 30, 2024 compared to a loss of €2.7 million for the same period in 2023. (See Section II Note 18 Net financial income (loss))

The net loss for the six-month period ended June 30, 2024 amounts to €21.9 million compared to a net loss of €28.1 million for the same period in 2023.

4. FUTURE PROSPECTS

Nanobiotix is developing three nanoparticle-based therapy platforms in sequence. The first therapeutic candidate from the first platform, potential first-in-class radioenhancer NBTXR3, is being developed and potentially commercialized in collaboration with NBTXR3 global licensee Janssen. Nanobiotix plans to leverage the sustainable revenue it expects to come from the development and commercialization of NBTXR3 to further advance development of the two other platforms.

The global licensing agreement between Nanobiotix and Janssen established a framework for potential, complementary co-development of relevant indications in the near, medium, and long term. This framework includes the potential for Nanobiotix to lead new randomized Phase 2 NBTXR3 studies. The JSC will ultimately determine the next indications beyond the immediate operational priorities in locally-advanced head and neck squamous cell carcinoma (LA-HNSCC) and stage 3 NSCLC.

Validating the safety and efficacy of RT-activated NBTXR3 by moving to global registration in LA-HNSCC remains the immediate priority of Nanobiotix.

Nanobiotix Beyond the NBTXR3 Collaboration

As the NBTXR3 program moves toward the ultimate goal of significantly improving outcomes for patients with cancer around the world through the execution of NANORAY-312, Nanobiotix plans to expand the impact of nanoparticle-based therapies in healthcare through continued early-stage development of Curadigm and OOcuity.

The Curadigm “Nanoprimer” platform features nanoparticles designed with specific physico-chemical properties that allow temporary occupation of the liver cells responsible for therapeutic clearance. This mechanism is intended to increase the blood bioavailability and subsequent accumulation of therapeutics in the targeted tissues, potentially providing the opportunity to increase the efficacy or decrease the toxicity of intravenously-administered medicines.

The OOcuity platform is based on the principle that nanoparticle materials can interact with and influence neuronal networks via their electrical properties, this potentially enabling the modulation of malfunctioning neuronal networks toward a “normal” state. In particular, the reduction of neuronal hyper-excitability associated with neuropathic pain in in vitro studies and in mouse models with several nanoparticle candidates.

5. MAIN RISKS AND UNCERTAINTIES FOR THE REMAINING SIX MONTHS

The Company estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from internal research, and are based on assumptions made by management, which management believes to be reasonable, based on such data and its knowledge of such industry and market. In addition, while management believes the market opportunity information included in this semi-annual report is generally reliable and is based on reasonable assumptions, such data and Company’s activities involve risks and uncertainties that the Company may face in the remaining six months of the financial year.

These main risks and uncertainties are identical to those presented in Section 1.5 of the Company’s universal registration document filed with the French Financial market authority (l’Autorité des marchés financiers or the “AMF”) on April 24, 2024 (the “2023 URD”) and the Company’s Annual Report on Form 20-F under “Item 3.D Risk Factors”, as amended, for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on April 24, 2024 (the “2023 20-F”) (copies of 2023 URD and 2023 20-F are available on the Company’s website (www.nanobiotix.com)).

Supplemental Risk Factor relating to Janssen Agreement

In light of the Company’s entry into the Janssen Agreement (as defined therein), the Company is providing the following supplemental risk factor:

With regard to the implementation of the disclosed intent to transfer sponsorship of clinical trial NANORAY-312 from Nanobiotix to Janssen, this transfer of sponsorship will increase our reliance on Janssen to successfully conduct, supervise and monitor NANORAY-312, including whether reaching the expected timeline of the interim analysis issuance of NANORAY-312.

6. TRANSACTIONS WITH RELATED PARTIES

Compensation of executive and supervisory board members has occurred by being implemented within this first half of 2024 according to applicable corporate governance law (See Section II Note 22 Related Parties to the unaudited interim condensed consolidated financial statements included in this report) with no significant change in comparison to the terms during the financial year ended December 31, 2023. Such related-party transactions entered into during the financial year ended December 31, 2023 are mentioned in Note 24 to the consolidated financial statements for the financial year ended December 31, 2023.

7. LIQUIDITY AND CAPITAL RESOURCES

7.1 Introduction

During the six-month period ended June 30, 2024, our operations have focused on our organization and staffing needs, manufacturing, financing and compliance costs, business development and maintaining our intellectual property portfolio and conducting preclinical studies and clinical trials.

Since our inception, we have consistently generated negative operating cash flows. Historically, we have financed our operations and growth primarily through:

•the issuance of ordinary shares, including the net proceeds from the initial public offering of the Company on the regulated market Euronext in Paris in October 2012, from global offerings including our U.S. initial public offering, in December 2020, and from several public and private placement capital increases, including JJDC’s two-tranche equity investment between September and December 2023 as well as a public equity offering to qualified investors in the same period.

•loans, conditional advances and grants awarded by governmental entities, including:

1.our EIB finance contract and royalties agreement granted by the EIB in July 2018 and amended in October 2022, from which we drew (i) the initial tranche of €16.0 million (repayable in a single installment at maturity), except for capitalized payment-in-kind (“PIK”) that became due in October 2023 following entry into the Janssen Agreement and (ii) the second tranche of €14.0 million (repayable in semi-annual installments of principal and interest after a two year grace period) in March 2019 upon achieving the requisite performance criteria (the positive evaluation of the Phase 3 clinical benefit/risk ratio of NBTXR3 for the treatment of STS by the French notified body covering medical devices, GMED, and the successful identification of the recommended NBTXR3 dosage in the locally advanced head and neck cancers clinical trial).

2.a €2.1 million repayable advance received from Bpifrance in 2013 through France’s Strategic Industrial Innovation program, an interest-free innovation loan of €2.0 million from Bpifrance received in September 2016 and a non-dilutive €1.0 million financing agreement granted in June 2020 as part of Bpifrance’s Deep Tech program in order to support Curadigm’s Nanoprimer technology.

3.an aggregate of €10 million in state guaranteed loans (“Prêt garanti par l’Etat” or “PGE”) pursuant to a €5 million PGE agreement with HSBC France in June 2020 (the “HSBC PGE Loan”) and a €5 million PGE agreement with Bpifrance in July 2020 (the “Bpifrance PGE Loan”).

•the receipt of upfront and milestone payments further to the signature of license agreements with development and commercialization partners and to the achievement of R&D development milestones (PharmaEngine, LianBio, Janssen)

For more information about these financing agreements, please see below Note 12 Financial Liabilities to the unaudited interim condensed consolidated financial statements.

7.2 Historical Changes in Cash Flows

The table below summarizes the cash inflows and outflows of the Company for the six months ended June 30, 2024 and 2023:

	For the six-month period ended
	June 30, 2024	June 30, 2023
Net cash flows from (used in) operating activities	(5,836)	(17,275)
Net cash flows from (used in) investing activities	(500)	(327)
Net cash flows from (used in) financing activities	(2,655)	(2,138)
Effect of exchange rates changes on cash	43	(18)
Net increase (decrease) in cash and cash equivalents	(8,948)	(19,759)

Cash Flows from / used in operating activities

Our net cash flows used in operating activities were €5.8 million and €17.3 million for the six-month period ended June 30, 2024 and 2023, respectively. The favorable variation of cash flows used in operating activities for €11.5 million is mainly driven :
(i) by a favorable variance in the cash flows used in operations before tax and changes in working capital of €4.9 million primarily resulting from the recognition of €6.2 million revenues during the first half of 2024 (no revenue was recognized as of June 2023)
(ii) and by a favorable working capital variance of €6.7 million during the first half of 2024 as compared of the same period in 2023. This positive working capital variance is mainly driven
◦by the receipt of the Janssen first milestone amounting to €18.1 million
◦partially offset by current assets and trade receivables increase for €4.1 million and by the end of the cash management monitoring of vendor payables at the end of the first half of 2023, resulting in a one-time €6.2 million unfavorable variance, being the difference between €1.1 million favorable variance in first half of 2024 and €7.3 million favorable variance in the first half of 2023 (See Note 13 - Trade and other payables to the unaudited interim condensed consolidated financial statements).

Cash Flows from / used in investing activities

Our net cash flows used in investing activities for the six months ended June 2024 were €0.5 million mainly relating to acquisition of property, plant and equipment. (See Note 6. Property, plant and equipment to the unaudited interim condensed consolidated financial statements)

For the six months ended June 30, 2023, net cash flows from investing activities amounted to a credit of €0.3 million also relating to acquisition of property, plant and equipment.

Cash Flows from / used in financing activities

Our net cash flows used in financing activities were €2.7 million for the six months ended June 30, 2024 as compared with €2.1 million for the six months ended June 30, 2023.

Net cash flows used in financing activities for the six months ended June 30, 2024 were primarily attributable to loans reimbursement including interest for respectively €1.3 million to PGE, €0.5 million to EIB, €0.3 million to BPI and to payments related to lease liabilities €0.5 million.

Net cash flows used in financing activities for the six months ended June 30, 2023 were primarily attributable to loan reimbursement including interest for respectively €1.3 million to PGE, €0.2 million to EIB and €0.4 million to BPI and to payments related to lease liabilities €0.3 million.

7.3 Repayable advances, loans and lease liabilities

Repayable advances, loans and lease liabilities of the Company are displayed in Section II Note 12. Financial liabilities to the unaudited interim condensed financial statements included in this report.

7.4 Operating Capital Requirements

Since our inception, we have recorded operating losses every year, due primarily to research and development expenses incurred in connection with our efforts to advance the Company’s development program for NBTXR3. Our net losses were €21.9 million and €28.1 million for the six months ended June 30, 2024 and 2023, respectively.

Until we can generate a sufficient amount of revenue from its product candidates, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, research tax credits, grants and other government subsidies, operating expenses optimization in priority development pathways, and potential milestone and royalty payments under third-party collaborations. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional funding in sufficient amounts or on terms acceptable, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of its product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to its existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm the our business, financial condition and prospects.

Our estimates of the period of time through which our financial resources will be adequate to support our operations and the costs to support research and development activities are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in our 2023 Annual Report (Item 3.D—Risk Factors). We have based our estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.
Our present and future funding requirements will depend on many factors, including, among other things:
•the size, progress, timing and completion of our clinical trials;
•capital expenditures and financing cost if any and incurred SG&A costs;
•the number of potential new product candidates we identify and decide to develop, including through the development of our Curadigm and Oocuity platforms;
•the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;
•the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates;
•manufacturing and supply activities undertaken in connection with the on-going and future development of NBTXR3 and any other current or future product candidates and costs involved in the creation of an effective R&D organization; and
•the amount of revenue, if any, we may derive either directly or in the form of milestones or royalty payments from our existing or future partnership or collaboration agreements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED FINANCIAL POSITION
(Amounts in thousands of euros)

		As of
	Notes	June 30, 2024	December 31, 2023
ASSETS
Non-current assets
Intangible assets	5	9	8
Property, plant and equipment	6	5,907	6,251
Non-current financial assets	7	308	299
Total non-current assets		6,224	6,558
Current assets
Trade receivables	8.1	3,121	905
Other current assets	8.2	11,000	9,088
Contract Assets - Current	8.3	—	2,062
Cash and cash equivalents	9	66,335	75,283
Total current assets		80,456	87,339
TOTAL ASSETS		86,680	93,897

		As of
	Notes	June 30, 2024	December 31, 2023
LIABILITIES AND SHAREHOLDER’S EQUITY
Shareholders’ equity
Share capital	10.1	1,423	1,414
Premiums related to share capital	10.1	312,743	312,742
Accumulated other comprehensive income		736	738
Treasury shares		(228)	(228)
Retained earnings		(314,578)	(276,810)
Net loss for the period		(21,872)	(39,700)
Total shareholders’ equity		(21,777)	(1,843)
Non-current liabilities
Non-current provisions	11	361	323
Non-current financial liabilities	12	44,168	45,543
Non-current contract liabilities	13.3	7,411	—
Total non-current liabilities		51,941	45,866
Current liabilities
Current provisions	11	619	760
Current financial liabilities	12	5,000	5,022
Trade payables and other payables	13.1	19,139	18,237
Other current liabilities	13.2	7,271	7,627
Deferred income		106	128
Current contract liabilities	13.3	24,381	18,100
Total current liabilities		56,516	49,873
Total Liabilities		108,457	95,739
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		86,680	93,897

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statement

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS
(Amounts in thousands of euros, except per share numbers)

		For the six-month period ended
	Notes	June 30, 2024	June 30, 2023
Revenues and other income
Revenues	15	6,163	—
Other income	15	3,126	3,293
Total revenues and other income		9,289	3,293
Research and development expenses	16.1	(21,987)	(17,805)
Selling, general and administrative expenses	16.2	(10,819)	(10,864)
Other operating incomes and expenses	16.5	(134)	6
Total operating expenses		(32,941)	(28,663)
Operating income (loss)		(23,652)	(25,370)
Financial income	18	3,386	820
Financial expenses	18	(1,463)	(3,545)
Financial income (loss)		1,924	(2,725)
Income tax		(144)	(3)
Net loss for the period		(21,872)	(28,099)
Basic loss per share (euros/share)	20	(0.46)	(0.80)
Diluted loss per share (euros/share)	20	(0.46)	(0.80)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED COMPREHENSIVE LOSS
(Amounts in thousands of euros)

		For the six-month period ended
	Notes	June 30, 2024	June 30, 2023
Net loss for the period		(21,872)	(28,099)
Remeasurement of defined benefit plans	11	—	—
Tax impact		—	—
Other comprehensive loss that will not be reclassified subsequently to income or loss		—	—
Currency translation adjustment		(2)	10
Tax impact		—	—
Other comprehensive income that may be reclassified subsequently to income or loss		(2)	10
Total comprehensive loss		(21,874)	(28,088)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENT OF CONSOLIDATED CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of euros, except number of shares)

		Share capital Ordinary shares
	Notes	Number of shares	Amount	Premiums related to share capital	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Net loss for the period	Total shareholders’ equity
As of December 31, 2023		47,133,328	1,414	312,742	738	(228)	(276,810)	(39,700)	(1,843)
Net loss for the period		—	—	—	—	—	—	(21,872)	(21,872)
Currency translation adjustments		—	—	—	(2)	—	—	—	(2)
Remeasurement of defined benefit plans	11	—	—	—	—	—	—	—	—
Total comprehensive loss		—	—	—	(2)	—	—	(21,872)	(21,874)
Allocation of prior period loss		—	—	—	—	—	(39,700)	39,700	—
Capital increase	10.1	293,523	9	—	—	—	(9)	—	—
Subscription of warrants	10.2	—	—	—	—	—	—	—	—
Share based payment	17	—	—	—	—	—	1,940	—	1,940
As of June 30, 2024		47,426,851	1,423	312,743	736	(228)	(314,578)	(21,872)	(21,777)

		Share capital Ordinary shares
	Notes	Number of shares	Amount	Premiums related to share capital	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Net loss for the period	Total shareholders’ equity
As of December 31, 2022		34,875,872	1,046	255,760	700	(228)	(227,283)	(57,041)	(27,045)
Net loss for the period		—	—	—	—	—	—	(28,099)	(28,099)
Currency translation adjustments		—	—	—	10	—	—	—	10
Remeasurement of defined benefit plans	11	—	—	—	—	—	—	—	—
Total comprehensive loss		—	—	—	10	—	—	(28,099)	(28,088)
Allocation of prior period loss		—	—	—	—	—	(57,041)	57,041	—
Capital increase		354,510	11	—	—	—	(11)	—	—
Subscription of warrants	10.2	—	—	(26)	—	—	26	—	—
Share based payment	17	—	—	—	—	—	1,349	—	1,349
Other movements		—	—	—	—	—	—	—	1
As of June 30, 2023		35,230,382	1,057	255,734	710	(228)	(282,958)	(28,099)	(53,783)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS
(Amounts in thousands of euros)

		For the six-month period ended
	Notes	June 30, 2024	June 30, 2023
Cash flows used in operating activities
Net loss for the period		(21,872)	(28,099)
Elimination of other non-cash, non-operating income and expenses
Depreciation and amortization	16.4	786	741
Provisions	11	(115)	47
Expenses related to share-based payments	17	1,940	1,349
Cost of net debt		1,101	1,010
Loss on disposal		8	—
Impact of deferred income related to financial liabilities discounting effect		37	1,999
Income tax expense		144	—
Cash flows from (used in) operations, before tax and changes in working capital		(17,970)	(22,953)
Tax Paid		(114)	—
Cash flow from operating activities after tax and before changes in working capital		(18,084)	(22,953)
(Increase) / Decrease in trade receivables	8.1	(2,214)	(989)
(Increase) / Decrease in Research tax credit receivable	8.2	—	207
(Increase) / Decrease in other receivables	8.2	157	(290)
Increase (Decrease) in trade and other payables	13.1	1,070	7,321
Increase / (Decrease) in other current liabilities	13.2	(436)	(570)
Increase in deferred revenues and contract liabilities	13.3	13,671	—
Changes in operating working capital		12,248	5,678
Net cash flows from (used in) operating activities		(5,836)	(17,275)
Cash flows from (used in) investing activities
Acquisitions of intangible assets	5	(2)	(1)
Acquisitions of property, plant and equipment	6	(489)	(323)
(Increase) / Decrease in non-current financial assets	7	(9)	(3)
Net cash flows from (used in) investing activities		(500)	(327)
Cash flows from (used in) financing activities
Increase in loans and conditional advances	12	—	150
Loans repayments	12	(1,525)	(1,598)
Payment of lease liabilities	12	(521)	(285)
Interest paid	12	(520)	(301)
Charges of lease debt interest	12	(89)	(103)
Net cash flows from (used in) financing activities		(2,655)	(2,138)
Effect of exchange rates changes on cash		43	(18)
Net increase (decrease) in cash and cash equivalents		(8,948)	(19,759)
Net cash and cash equivalents at beginning of period		75,283	41,388
Net cash and cash equivalents at end of period	9	66,335	21,629

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS
AS OF JUNE 30, 2024

1. COMPANY INFORMATION

Nanobiotix, a société anonyme registered with the Paris registry of trade and companies under number 447 521 600 and having its registered office at 60 rue de Wattignies, 75012, Paris (“Nanobiotix” or the “Company” and, with its subsidiaries, the “Group”), is a late-stage clinical biotechnology company pioneering disruptive, nanophysics-based therapeutic approaches to the treatment of cancer and other major diseases with the express intent of favorably impacting the lives of millions of patients.
Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The Company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, and Germany. The Group has been listed on Euronext: Paris under the ticker symbol “NANO” since 2012 (ISIN: FR0011341205, Bloomberg Code: NANO:FP) and on the Nasdaq Global Select Market in the United States under the ticker symbol “NBTX” since December 2020.

The Group is the owner of more than 25 patent families associated with three nanotechnology platforms: 1) radioenhancer platform, from which NBTXR3 is the first product candidate, designed to physically destroy tumor cells locally and prime immune response systemically; 2) Curadigm nanoprimer platform designed to redefine the design and application of therapeutic classes challenged by liver clearance; and 3) OOcuity neurological disease program designed to mitigate the symptoms of central and peripheral nervous system disorders.

The Company’s efforts are concentrated on advancing NBTXR3.

Significant events of the period

Janssen agreement

On January 29, 2024, the Company announced achievement of operational requirements in NANORAY-312, an ongoing pivotal Phase 3 study evaluating potential first-in-class radioenhancer NBTXR3 for elderly patients with head and neck cancer, resulting in a $20.0 million milestone payment from Janssen, as part of the Janssen Agreement, which payment was received in the second quarter of 2024. As of December 31, 2023, this variable consideration was included in the estimated transaction price as it became highly probable that the resulting revenue recognized would not have to be reversed in a future period. See Note 15 - Revenue and other Income.

2. General information, statement of compliance and basis of presentation

General principles

The unaudited interim condensed consolidated financial statements as of June 30, 2024 and for the six-month period ended June 30, 2024 were prepared under the supervision of the management of the Company and were submitted by the Executive Board to the review of the Supervisory Board.

All amounts in the unaudited interim condensed consolidated financial statements are presented in thousands of euros, unless stated otherwise. Some figures have been rounded. Accordingly, the totals in some tables may not be the exact sums of component items.

The preparation of the unaudited interim condensed consolidated financial statements in accordance with International Financial Reporting Standards (IFRS Accounting Standards) requires the use of estimates and assumptions that affect the amounts and information disclosed in the financial statements. See Note 3.2 Use of judgement, estimates and assumptions.

The unaudited interim condensed consolidated financial statements of the Company have been prepared in compliance with IAS 34 – “Interim Financial Reporting”. As they are unaudited interim condensed financial statements, they do not contain all information required for the consolidated annual financial statements and should therefore be read in conjunction with the consolidated financial statements of the Company for the financial year ended December 31, 2023 as described below.

Seasonality of the Company’s activities

According to IAS 34 – “Interim Financial Reporting”, an entity whose business is highly seasonal should present financial information for the twelve months up to the end of the interim period and additional comparative information for the prior twelve-month period in the interim condensed consolidated financial statements in order to provide a better understanding and comparison of its interim financial statements.

As mentioned in Note 15 Revenue and other income, as most of the income from the Company is generated by ongoing contracts that primarily depend on performance obligations not correlated to seasonal trends, it is considered that the Company activities are not seasonal.

Therefore, the following unaudited interim condensed financial statements and corresponding notes will not include comparative information other than that mentioned in IAS 34.20.

Statement of compliance and basis of presentation

The unaudited interim condensed consolidated financial statements have been prepared in compliance with International Accounting Standards (IAS) 34 — Interim Financial Reporting, which provides for the presentation of selected explanatory notes. The accompanying notes do not contain all the disclosures required for annual financial statements and should therefore be read in conjunction with the Company’s financial statements prepared in accordance with IFRS ® Accounting Standards, referred to as IFRS as of and for the year ended December 31, 2023.

The accounting principles used to prepare the unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2024 are identical to those used for the year ended December 31, 2023 except for the standards listed below that required adoption in 2024.

Application of New or Amended Standards and Interpretations

The following standards, interpretations and amendments to existing standards applicable for reporting periods beginning on or after January 1, 2024, were applied where necessary to the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2024:

•Amendment to IFRS 16 – Leases on sale and leaseback policies.
•Amendment to IAS 1 – Non-current liabilities with covenants
•Amendment to IAS 7 and IFRS 7 - Supplier finance
•Amendments to IAS 21 - Lack of Exchangeability

The application of these standards and these amendments had no impact on the Company’s interim condensed consolidated financial statements.

Standards, interpretations and amendments to existing standards available for early adoption in reporting periods beginning on or after January 1, 2024

In first-half 2024, there were no new standards, interpretations or amendments to existing standards applicable to accounting periods starting on or after January 1, 2025 that the Group could have early adopted as from January 1, 2024.

Standards, interpretations and amendments to existing standards published but not yet applicable

The new standards, interpretations and amendments to existing standards that have been published but are not yet applicable concern:

~~•~~Amendment to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments
~~•~~New Standard – IFRS 18 – Presentation and Disclosure in Financial Statements
•New standard – IFRS 19 Subsidiaries without Public Accountability: Disclosures

The Company is currently evaluating if the adoption of these amendments will have a material impact on our results of operations, financial position, or cash flows.

Going Concern

The Company has prepared its consolidated financial statements assuming that it will continue as a going concern.

Although the Company recognized cash inflows in the first half of 2024 directly related to the first development milestone ($20.0 million) in May 2024 related to clinical development progress in the clinical trial NANORAY-312, the Company’s ability to successfully transition to profitability will be dependent upon achieving a level of revenues adequate to support its cost structure, including obtaining development, regulatory and sales milestone payments as well as royalties in connection with our global licensing agreement with Janssen. Therefore, the Company cannot assure that it will ever be profitable or generate positive cash flow from operating activities.

Additionally, the Company may encounter unforeseen difficulties, complications, development delays and other unknown factors that require additional expenses.

The Company experienced net losses of €21.9 million in the six months ended June 30, 2024 and has accumulated losses of €336.5 million since inception (including this six months net loss). In the six months ended June 30, 2024, the Company generated negative cash flows of €8.9 million and has a total of €66.3 million cash and cash equivalents as of June 30, 2024.

Based upon these factors and the Company’s cash and cash equivalent balance at June, 30, 2024, the Company estimates that it will have sufficient liquidity to meet its obligations as they become due in the normal course of business for at least the next 12 months, from the date these financial statements are authorized for issuance. As such, Management has concluded there is no substantial doubt about the Company's ability to continue as a going concern.

3. Consolidated principles and methods

3.1 BASIS OF CONSOLIDATION

Consolidated entities

As of June 30, 2024, the consolidation scope has been reduced compared to that at December 31, 2023 as Nanobiotix S.A. has four wholly owned subsidiaries:
•Nanobiotix Corp., incorporated in the State of Delaware in September 2014 and located in the USA,
•Nanobiotix Germany GmbH, created in October 2017 and located in Germany,
•Nanobiotix Spain S.L.U., created in December 2017 and located in Spain,
•Curadigm SAS, created on July 3, 2019 and located in France, The company will be merged into Nanobiotix SA in the second half of fiscal year 2024 (see Note 23 subsequent event)

Curadigm Corp. which was a wholly-owned subsidiary of Curadigm S.A.S., incorporated in the State of Delaware on January 7, 2020 was liquidated May 22, 2024. As it was a dormant company with no employee, this dissolution has not any impact on the 2024 half-year consolidated financial statements.

Accordingly, the unaudited interim condensed consolidated financial statements as of June 30, 2024 include the operations of each of these subsidiaries, to the extent applicable, from the date of their incorporation.

Foreign currency transactions

The unaudited interim condensed consolidated financial statements are presented in thousands of euros, which is the reporting currency and the functional currency of the parent company, Nanobiotix S.A.

The financial statements of consolidated foreign subsidiaries whose functional currency is not the euro are translated into euros for statement of financial position items at the closing exchange rate for the statement of financial position, whereas items of the statement of operations, statement of comprehensive loss and statement of cash flow are converted at the average exchange rate for the period presented, except where this method cannot be applied due to significant exchange rate fluctuations during the applicable period.

The dollar-to-euro exchange rate used in the unaudited interim condensed consolidated financial statements to convert the Group transactions denominated in US dollars were a closing of $1.0705 as of June 30, 2024 and an average of $1.0812 for the six-month period ended June 30, 2024 compared with $1.0866 and $1.0811 respectively, as of and for the six-month period ended June 30, 2023 (source: Banque de France).

The resulting currency translation adjustments are recorded in other comprehensive income (loss) as a cumulative currency translation adjustment.

3.2. USE OF JUDGEMENT, ESTIMATES AND ASSUMPTIONS

The preparation of interim condensed consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the amounts and information disclosed in the financial statements. The estimates and judgments used by management are based on historical information and on other factors, including expectations about future events considered to be reasonable given the circumstances. These estimates may be revised where the circumstances on which they are based change.

Consequently, actual results may vary significantly from these estimates under different assumptions or conditions. A sensitivity analysis may be presented if the results differ materially based on the application of different assumptions or conditions. The main items affected by the use of estimates are share-based payments, deferred tax assets, clinical trials accruals, revenue recognition and the measurement of financial instruments (fair value and amortized costs).

Measurement of share-based payments

The Company measures the fair value of stock options (OSA), founders’ warrants (BSPCE), warrants (BSA) and free shares (AGA) granted to employees, members of the Executive and Supervisory Board and consultants based on actuarial models. These actuarial models require that the Company use certain calculation assumptions with respect to characteristics of the grants (e.g., option vesting terms) and market data (e.g., to determine expected share volatility) (See Note 17 Share-based payments).

Deferred tax assets

Deferred taxes are recognized for temporary differences arising from the difference between the tax basis and the accounting basis of the Company’s assets and liabilities that appear in its financial statements. The primary source of deferred tax assets are related to the tax losses that can be carried forward or backward, depending on the jurisdiction. Enacted tax rates are used to measure deferred taxes.

The deferred tax assets are recorded in the accounts only to the extent that it is probable that the future profits will be sufficient to absorb the losses that can be carried forward or backward. Considering its stage of development, which does not allow for sufficiently reliable income projections to be made, the Company has not recognized deferred tax assets in relation to tax losses carry forwards in the statements of consolidated financial position.

Clinical trial accruals

Clinical trial expenses, although not yet billed in full, are estimated quarterly for each study and a provision is recognized accordingly. (See Note 13.1 Trade and other payables for information regarding the clinical trial accruals as of June 30, 2024 and December 31, 2023).

During the six-month period ended June 30, 2024, the Company identified the need to revise the methodology for estimating costs related to the 1100 clinical study. The new methodology definition is due to a significant increase in patients enrollment during the last quarter of 2023 and the first months of 2024, and it has been applied in the frame of Nanobiotix SA accounts as of June 30, 2024 to ensure reliance on sufficient observable data, further to the receipt of invoices from medical sites. Previously, clinical trial accruals were estimated on a clinical site basis, but they are now estimated on a per-patient basis as this appears to be more accurate. The impact of the change of estimates, measured on the basis of the data available as of June 30, 2024 between the new and the former methodology resulted in a €2.5 million decrease in clinical trial accruals for the 1100 study.

Revenue recognition

In order to determine the amount and timing of revenue under the contract with customers, the Company is required to use significant judgments, mainly with respect to identifying performance obligations of the Company, determining the standalone selling price of the performance obligations, the transaction price allocation and the timing of satisfaction of support services provided to customers.

Determining the distinctiveness of performance obligations — A promised good or service will need to be recognized separately in revenue if it is distinct as defined in IFRS 15. In determining whether the performance obligation is separate, the Company analyses if (i) the good or service is distinct in absolute terms, i.e. it can be useful to the customer, either on its own or in combination with resources that the customer can obtain separately; and if (ii) the good or service is distinct in the context of the contract, i.e. it can be identified separately from the other goods and services in the contract because there is not a high degree of interdependence or integration between this element and the other goods or services promised in the contract. If either of these two conditions is not met, the good or service is not distinct, and the Company must group it with other promised goods or services until it becomes a distinct group of goods or services.

Allocation of transaction price to performance obligations — A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. To determine the proper revenue recognition method, the Company evaluates whether the contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment. Some of the Company’s contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract.

Variable consideration — Due to the nature of the work required to be performed on many of the Company’s performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. It is common for the collaboration and license agreements to contain variable consideration that can increase the transaction price. Variability in the transaction price arises primarily due to milestone payments obtained following the achievement of specific milestones (e.g., scientific results or regulatory or commercial approvals). The Company includes the related amounts in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved.. The effect of the increase of the transaction price due to milestones payments is recognized as an adjustment to revenue on a cumulative catch‑up basis.

Revenue recognized over time and input method — Some of the Company’s performance obligations are satisfied over time as work progresses, thus revenue is recognized over time, using an input measure of progress as it best depicts the transfer of control to the customers.

See Note 15 to the Company’s financial statements as of and for the year ended December 31, 2023 for additional detail regarding the Company’s accounting policies and specific judgments made with regard to revenue recognition, and for its additional sources of revenue and other income.

Measurement of financial assets and liabilities

At the renegotiation date in October 2022, the fair value measurement of the EIB loan required the Company to determine:

–the discount rate of the new liability executed in October 2022. The discount rate reflects the company’s credit risk at the Amendment Agreement date as well as a premium to reflect uncertainties associated with the timing and the amount of the royalties’ payment. The Company involved external financial instruments valuation specialists to support in determining the average discount rate;

–the amount of additional interest (“royalties”, as defined by the royalty agreement with EIB) that will be due according to the loan agreement during a royalty calculation period commencing upon commercialization. The royalties due during this period will be determined and calculated based on the number of tranches that have been withdrawn and will be indexed to annual sales turnover relating to NBTXR3 through specific Company’s license agreement. For the purpose of measuring the fair value of the EIB loan, the Company forecasts expected sales relating to NBTXR3 during the royalty period, taking into consideration the operational assumptions such as market release dates of the products, growth and penetration rate in each market. (see Notes 4.3 and 12 for details about this loan and the accounting treatment applied).

Subsequent to the estimate of the fair value of the EIB loan performed at the renegotiation date, the debt has been measured at amortized cost based on the revised best estimate of the future cash flows related to the debt at each closing date. Accordingly, the Company determines the amount of additional interest as described above. Any subsequent adjustment of flows indexed to turnover are discounted at the original effective interest rate and the adjustment is recognized in profit or loss under the “catch-up” method.

4. Significant transactions

The significant transactions are those described in the financial statements prepared in accordance with IFRS for the year ended December 31, 2023, except regarding the Equity line agreement which has expired on September 15, 2024 as described in the Note 23 — Subsequent events.

5. Intangible assets

The change in intangible assets breaks down as follows:

(in thousands of euros)	As of December 31, 2023	Increases	Decreases	Transfer	As of June 30, 2024
Patents	65	—	—	—	65
Software	667	2	—	—	669
Gross book value of intangible assets	732	2	—	—	734
Patents	(65)	—	—	—	(65)
Software	(659)	(2)	—	—	(660)
Accumulated depreciation of intangible assets (1)	(723)	(2)	—	—	(725)
Net book value of intangible assets	8	—	—	—	9
(1)Expenses for the period are detailed in Note 16.4 Depreciation, amortization and provisions expenses

No impairment losses were recognized in application of IAS 36 - Impairment of Assets in the period presented.

6. Property, plant and equipment

The change in property, plant and equipment is as follows:

(in thousands of euros)	As of December 31, 2023	Increases	Decreases	Other movements & transfer.	Currency translation	As of June 30, 2024
Fixtures, fittings and installations	3,321	—	—	—	—	3,321
Right of use – Buildings	8,798	124	—	—	—	8,923
Technical equipment	2,327	68	—	—	—	2,395
Office and IT equipment	1,043	114	—	—	1	1,159
Transport equipment	34	—	(35)	—	1	—
Right of use – Transport equipment	—	—	—	—	—	—
Tangible assets in progress	44	124	—	—	—	168
Prepayments on tangible assets	144	10	—	—	—	155
Gross book value of tangible assets	15,712	441	(35)	—	2	16,119
Fixtures, fittings and installations	(2,274)	(155)	—	—	—	(2,428)
Right of use – Buildings	(4,448)	(497)	—	—	—	(4,945)
Technical equipment	(1,750)	(97)	—	—	—	(1,847)
Office and IT equipment	(955)	(36)	—	—	(1)	(992)
Transport equipment	(34)	—	35	—	(1)	—
Right of use – Transport equipment	—	—	—	—	—	—
Accumulated depreciation of tangible assets(1)	(9,461)	(785)	35	—	(2)	(10,212)
Net book value of tangible assets	6,251	(344)	—	—	—	5,907
(1)Expenses for the period are detailed in Note 16.4 Depreciation, amortization and provisions expenses
No impairment losses were recognized in application of IAS 36 - Impairment of Assets in the period presented.

The increase in fixed assets is mainly due to rental contracts following annual rent increases as well as fixed assets in progress, office and IT equipment at Nanobiotix SA.

7. Non-current financial assets

The change in non-current financial assets breaks down as follows:

(in thousands of euros)	Security deposits paid
Net book value as of Net book value as of December 31, 2022	291
Additions	16
Decreases	(8)
Transfer	—
Currency translation adjustments	(1)
Net book value as of Net book value as of December 31, 2023	299
Additions	11
Decreases	(2)
Transfer	—
Currency translation adjustments	—
Net book value as of June 30, 2024	308

8. Trade receivables and other current assets

8.1 TRADE RECEIVABLES

	As of
(in thousands of euros)	June 30, 2024	December 31, 2023
Trade receivables	3,121	905
Trade receivables	3,121	905
As of June 30, 2024, trade receivables balance mainly relates to Janssen revenue not yet collected, which is comprised of product supplies for €1.6 million, technology transfer and technical assistance for €0.7 million, and intellectual property services for €0.5 million.

8.2 OTHER CURRENT ASSETS

Other current assets break down as follows:

	As of
(in thousands of euros)	June 30, 2024	December 31, 2023
Research tax credit receivable	6,273	3,939
VAT receivable	1,089	1,171
Prepaid expenses	2,269	2,560
Other receivables	1,369	1,418
Other current assets	11,000	9,088

As of June 30, 2024, €2.3 million prepaid expenses mainly relate to research agreements with MD Anderson for €1.3 million as compared to €1.2 million as of December 31, 2023, €0.6 million related to invoices received for third party services beyond the current closing period, mainly related to IT, insurance and other invoices related to annual administrative contracts, and €0.4 million related to purchases of clinical product not yet consumed as of closing date.

Other receivables are approximatively stable and mainly comprised of advance payments to suppliers amounting of €1.1 million as of June 30, 2024, as compared to €1.1 million as of December 31, 2023. Most of these advance payments have been made to Contract Research Organization (CRO) and to Clinical Services Providers in connection with the execution of the clinical trial NANORAY-312.

Research tax credit

The Company is eligible for the Research Tax Credit - CIR (Crédit d’Impôt Recherche) issued by the French tax authorities.

The change in research tax credit receivables breaks down as follows:

(in thousands of euros)
Receivable as of December 31, 2023	3,939
2024 research tax credit – Nanobiotix S.A. (1)	2,245
2024 research tax credit – Curadigm S.A.S (1)	89
Receivable as of June 30, 2024	6,273
(1) See Note 15 Revenue and other income.

8.3 CONTRACT ASSETS - CURRENT

	As of
(in thousands of euros)	June 30, 2024	December 31, 2023
Contract assets - Current	—	2,062
Contract assets - Current	—	2,062

The balance of contract assets - current, amounting to €2.1 million as of December 31, 2023 was associated with revenue recognized from the first milestone under IFRS 15 following the Janssen Agreement. As Janssen executed the payment in May 2024, there no longer are any contract assets at the end of June 2024.

9. Cash and cash equivalents

Cash and cash equivalent break down as follows:

	As of
(in thousands of euros)	June 30, 2024	December 31, 2023
Cash and bank accounts	4,023	75,283
Short-term bank deposits	62,312	—
Net Cash and cash equivalents	66,335	75,283

As of June 30, 2024, net cash and cash equivalents decreased by €8.9 million as compared to December 31, 2023. The short-term bank deposits correspond to weekly money market deposits for €38.6 million and to deposits current accounts for €23.7 million that have been settled in July 2024.

In addition, the Company is no longer subject to maintaining a minimum cash and cash equivalents balance following the full removal of the previously agreed covenant with the EIB, which was removed in October 2023.

10. Share Capital

10.1 CAPITAL ISSUED

Detail of share capital transactions

(in thousands or number of shares)	Nature of transaction	Share Capital	Premiums related to share capital	Number of shares
December 31, 2023		1,414	312,742	47,133,328
March 30, 2024	AGA lapsed	—	—	—
May 28, 2024	Allocation of loss 12/31/2023	—	—	—
June 22, 2024	Capital increase AGA 2022	9	—	293,523
June 30, 2024		1,423	312,743	47,426,851

As of June 30, 2024, the share capital was €1,423 thousand divided into 47,426,851 fully paid up ordinary shares, each with a par value of €0.03.

10.2 FOUNDER’S WARRANTS, WARRANTS, STOCK OPTIONS AND FREE SHARES

As of June 30, 2024, there are four different types of securities and other valid instruments entitling their holders to a stake in the Company's share capital: warrant (bons de souscription d’actions or BSA), founders’ warrant (bons de souscription de parts de créateur d’entreprise or BSPCE), stock option (options de souscription ou d’achat d’actions or OSA) and free shares (attribution gratuite d’actions or AGA).

Stock options

At a meeting on May 23, 2024, the Executive Board, acting pursuant to delegations granted by the Company’s shareholders’ meeting held on June 27, 2023, granted to certain employees of the Group and members of the Executive Board 1,224,780 stock options, each giving its holder the right to subscribe one ordinary share, each with a par value of €0.03 and at a price of €5.81 (share premium included). Such stock options are governed by the 2023 stock option plan, adopted by the Executive Board on July 20, 2023 and approved by the Company’s annual shareholders’ meeting held on June 27, 2023 (the “2023 Stock Option Plan”).

The ordinary stock options are exercisable as follows:
▪up to one-third of the ordinary stock options as from May 23, 2025;
▪ an additional one-third of the ordinary stock options as from May 23, 2026,
▪ the balance, i.e., one-third of the ordinary stock options as from May 23, 2027, subject to, for each increment, a continued service condition, and in any case, no later than 10 years after the date of grant, it being specified that stock options which have not been exercised by the end of this 10-year period will be forfeited by law.

Free Shares

No free shares were granted in the first half of 2024.

As of June 30, 2024, the assumptions related to the estimated vesting of the founders’ warrants, the warrants and performance stock options have been updated (See Note 17 Share-based payments).

10.3 WARRANTS (BSA) EQUITY LINE KEPLER CHEUVREUX

On May 18, 2022, in accordance with the twenty-first resolution adopted at the April 28, 2021 annual shareholders’ meeting, the Executive Board decided, with the prior approval of the Supervisory Board, to implement an equity line financing with Kepler Cheuvreux for the following twenty-four months and, accordingly, to issue to Kepler Cheuvreux a total of 5,200,000 warrants to subscribe for the same number of the Company’s ordinary shares (bons de souscription d’actions or BSA Kepler). Although Kepler Cheuvreux is acting as the underwriter of the equity line program, Kepler Cheuvreux does not intend to maintain ownership of any shares issued in conjunction with the equity line. Instead, it is expected that Kepler Cheuvreux will sell these shares on the regulated market of Euronext Paris or to investors through block trades. On December 22, 2023, the agreement has been extended by 120 days to September 2024.

The main terms and conditions remain unchanged as of June 30,2024. Discussion to extend the agreement have commenced between the Company and Kepler-Cheuvreux. See Note 23 - Subsequent events for further details.

No BSA has been exercised as of June 30, 2024.

11. Provisions

Details of provisions

(in thousands of euros)	As of December 31, 2023	Increases	Decreases(1)	Currency translation adjustments	As of June 30, 2024
Lump-sum retirement benefits	323	38	—	—	361
Non-current provisions	323	38	—	—	361
Provisions for disputes	506	101	(324)	7	291
Provisions for charges	253	88	(14)	—	328
Current provisions	760	190	(337)	7	619
Total provisions	1,083	228	(337)	7	980
(1)See Note 16.4 Depreciation, amortization and provision expenses for the nature of these decreases

Commitments for retirement benefits

	As of
(in thousands of euros)	June 30, 2024	December 31, 2023
Provision as of beginning of period	323	270
Cost of services	33	65
Discounting costs	5	10
Expense for the period	38	75
Actuarial gains or losses recognized in other comprehensive income	—	(22)
Provision as of the end of period	361	323

The assumptions used to measure lump-sum retirement benefits are as follows:

Measurement date	June 30, 2024	December 31, 2023
Retirement assumptions	Executive: Age 66 Non-Executive: Age 64	Executive: Age 66 Non-Executive: Age 64
Social security contribution rate	45%	45%
Discount rate	3.30%	3.30%
Mortality tables	Regulatory table INSEE 2017 -2019	Regulatory table INSEE 2017 -2019
Salary increase rate (including inflation)	Executive: 4% Non-Executive: 3.5%	Executive: 4% Non-Executive: 3.5%
Staff turnover	Constant average rate of 8.40%	Constant average rate of 8.40%
Duration	20 years	20 years
The rights granted to Company employees are defined in the collective agreement for the pharmaceutical industry (manufacturing and sales of pharmaceutical products).

The staff turnover rate was determined using a historical average over the 2018-2023 period.

    12. Financial liabilities

Details of financial liabilities

	As of
(in thousands of euros)	June 30, 2024	December 31, 2023
Lease liabilities – Short term	1,243	1,199
Repayable BPI loan advances – Short term	764	592
PGE loans	2,563	2,583
EIB loan – Short term	430	649
Total current financial liabilities	5,000	5,022
Lease liabilities – Long term	3,442	3,883
Repayable BPI loan advances – Long term	1,456	1,872
PGE loans	2,787	4,028
EIB loan – Long term	36,484	35,761
Total non-current financial liabilities	44,168	45,543
Total financial liabilities	49,168	50,565
(*)”PGE”or in French “Prêts garantis par l’Etat” are state-guaranteed loans

Lease Liabilities

Lease liabilities correspond to the discounted amount of the rentals to be paid over the lease terms for all outstanding contracts falling within the scope of IFRS 16. For the period presented, the main contracts relate to the buildings rented in Paris and in Villejuif. Note 12.2 Lease liabilities below presents the lease liability and the related liability increases or decreases recorded during the period.

Repayable BPI loan advances

The Company received repayable advances from Banque Publique d’Investissement (“Bpifrance”, formerly known as “OSEO Innovation”). Some of the advances are interest-free and are fully repayable in the event of technical and/or commercial success.

The other advances bear 1.56% interest. The amount to be reimbursed corresponds to the amount received to date, €2.1 million, increased by the interest amount (see Note 12.1).

In June 2020, Curadigm SAS obtained a €0.5 million conditional advance from Bpifrance, €0.4 million of which was received at the signature date. The remaining €0.2 million were released by Bpifrance after the completion of the project in October 2022, and the funds were received in January 2023.

PGE loan (“Prêts Garantis par l’Etat”)

The Company announced in June 2020 that it has received approval for financing from both HSBC and Bpifrance for €5 million each in the form of state-guaranteed loans (“Prêts Garantis par l’Etat”, or “PGE” in France).
This loan is booked at amortized cost using an effective interest rate of 0.31%. Reimbursement of the loan started in September 2022 and will continue through mid-2026.

For the six month period ended June 30, 2024, €0.6 million was repaid on the HSBC PGE loan.

On July 10, 2020, the Company entered into the second €5 million PGE loan with Bpifrance (the ‘‘Bpifrance PGE Loan’’). The Bpifrance PGE loan has a 6-year term and is 90% guaranteed by the French State. Starting after its first year anniversary, the Bpifrance PGE loan bears an interest rate of 2.25% per annum, inclusive of an annual State guarantee fee of 1.61% per annum. The principal and interest of the Bpifrance PGE loan is being reimbursed in 20 quarterly installments as from October 31, 2021 through July 26, 2026.

For the six month period ended June 30, 2024, €0.7 million was repaid on the Bpifrance PGE loan.

EIB loan

In July 2018, the Company obtained a fixed rate and royalties-based loan from the EIB. Initially the loan could reach a maximum amount of €40 million, divided in three tranches. The first tranche, with a nominal value of €16 million, was received in October 2018 and would have been initially repaid in full in 2023. The accumulated fixed-rate interest related to this tranche was to be paid at the principal repayment date. The second tranche, with a nominal value of €14 million, was received in March 2019 and was initially to be repaid between 2021 and 2024. The accumulated fixed-rate interest related to this second tranche was initially to be paid twice a year together with the principal due.

The specific conditions for the third tranche were not fulfilled before the July 31, 2021 deadline. Accordingly, the third tranche is no longer available to the Company.

Pursuant to the Amendment Agreement signed on October 18, 2022, the Company determined that the modifications of the agreement were substantial and is to be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability in accordance with IFRS 9.

Therefore, the Company estimated the fair value of the new debt that shall be recorded as a liability at the Amendment Agreement date. The fair value of the new debt was equal to the present value of the probable future cash flows based on management business plan using an average discount rate representing the prevailing market conditions at date.

Consequently the company recognized a financial loss of €6.9 million arising from the difference between (i) the carrying amount of the financial liability extinguished (€27.5 million) and (ii) the fair value of the new financial liability (€34.4 million) based on an average discount interest rate of 21.3%. This financial liability is subsequently measured at amortized cost using an effective interest rate (“EIR”) of 21.3%.

As of June 30, 2024, the Company accounted for the debt at amortized cost using the original EIR and adjusting the estimated debt outflows in accordance with the revised forecasts of annual sales turnover relating to NBTXR3 through specific Company’s license agreement (value and timing).

Pursuant to the terms of the Amendment Agreement, the Company is also required:

•during a six-year royalty calculation period commencing upon commercialization of NBTXR3, to pay (on each June 30 with respect to the preceding year within the calculation period) additional interest in the form of royalties, calculated according to the number of tranches that have been withdrawn and indexed on the annual sales turnover). On the date of the Amendment Agreement, the Company calculated estimated future royalties based on its forecast of future annual sales turnover, and this estimated amount was included in the amortized cost of the loan. When the Company revises its forecasts of estimated royalties, the carrying value of the liability is subsequently adjusted based on the revised estimate of future royalties, which is discounted at the original average discount rate. The related impact on the carrying value of the liability is recorded as financial income or expense, as applicable; and

•to pay to the EIB a milestone totalling €20 million which was initially due and payable in two equal instalments. An advance payment of this milestone shall be paid if and when the Company receives upfront or milestone revenues from deals. The amount of the milestone was included in the amortized cost of the loan. For the six-month period ended June 30, 2024 the Company paid an aggregate amount of €0.2 million as advance payment of this milestone.

The EIB loan amounts to €36.9 million as of June 30, 2024 compared to €36.4 million as of December 31, 2023. The increase of €0.5 million over the six months ended June 30 2024 comprises:

•interest expenses accrual for an amount of €3.7 million
•reimbursement payment of €0.5 million in accordance with the repayment schedule
•a net positive finance impact of accretion and discounting of €2.7 million corresponding to the increase in estimated debt outflows beyond 2023 - before discounting effect - of €10.8 million due to the revised forecasts of net sales and the revised forecasts of the upfront and milestone payments related to the consideration of the license agreement signed with Janssen signed on July 7, 2023, offset by the variance in discounting effect of €13.5 million (See Note 12 Financial Liabilities).

As of June 30, 2024 the fair value of the debt is estimated at €35.4 million. The Company estimated the fair value of the debt using the same methodology as the one performed at renegotiation date. In doing so, the Company kept the same assumption of CCC credit rating. However, essentially because of a increase in spreads observed as of June 30, 2024 (compared with December 2023), the estimated fair market rate was estimated at 22.4%.

12.1 CONDITIONAL ADVANCE, BANK LOAN AND LOANS FROM GOVERNMENT AND PUBLIC
AUTHORITIES

The tables below show the detail of liabilities recognized on the statements of financial position by type of conditional advances and loans from government and public authorities.

Conditional advances, interest-free loans from government and public authorities

(in thousands of euros)	Bpifrance advance	Interest-free Bpifrance loan	Curadigm Bpifrance advance	EIB loan	Total
As of December 31, 2023	2,066	—	397	36,409	38,873
Impact of accretion, discounting and catch-up	6	—	10	(2,722)	(2,705)
Accumulated fixed and variable interest expense accrual	15	—	—	3,691	3,705
Repayment	(250)	—	(25)	(464)	(739)
As of June 30, 2024	1,837	—	382	36,914	39,134

Bank loans

(in thousands of euros)	HSBC “PGE”	Bpifrance “PGE”	Total
As of December 31, 2023	3,154	3,457	6,611
Impact of discounting and accretion	(7)	(2)	(10)
Accumulated fixed interest accrual	19	35	54
Repayment	(644)	(662)	(1,306)
As of June 30, 2024	2,522	2,827	5,349

12.2 LEASE LIABILITIES

The table below shows the detail of changes in lease liabilities recognized in the statement of consolidated financial position over the six-month period ended June 30, 2024:

(in thousands of euros)	Lease liabilities
As of December 31, 2023	5,081
New lease contracts	133
Impact of discounting and accretion	(9)
Fixed interest expense	88
Accumulated variable interest expense accrual	—
Repayment of lease	(610)
As of June 30, 2024	4,685

12.3 DUE DATES OF THE FINANCIAL LIABILITIES

The due dates for repayment of the advances loans and lease liabilities at their nominal value and including fixed-rate interests are as follows:

	As of June 30, 2024
(in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Bpifrance	650	1,237	—	—	1,887
Curadigm interest-free Bpifrance advance	100	200	125	—	425
HSBC “PGE” (1)	1,279	1,266	—	—	2,545
Bpifrance “PGE” (1)	1,303	1,589	—	—	2,892
EIB fixed rate loan	467	14,478	46,403	38,733	100,082
Lease liabilities	1,264	2,518	828	414	5,024
Total	5,062	21,288	47,356	39,147	112,854
(1) The Company plans according to contractual terms to reimburse the two “PGE” (“Prêts garantis par l’Etat” or state-guaranteed loans) from HSBC and BPI over 5 years with a deferral of 1 year (last reimbursement being in 2026)..

	As of December 31, 2023
(in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Bpifrance	500	1,637	—	—	2,137
Curadigm interest-free Bpifrance advance	100	200	175	—	475
HSBC “PGE” (1)	1,285	1,904	—	—	3,189
Bpifrance “PGE” (1)	1,317	2,237	—	—	3,554
EIB fixed rate loan	692	19,946	17,872	51,246	89,756
Lease liabilities	1,219	2,434	1,227	621	5,501
Total	5,113	28,358	19,274	51,867	104,612
(1) The Company plans according to contractual terms to reimburse the two “PGE” (“Prêts garantis par l’Etat” or state-guaranteed loans) from HSBC and BPI over five years with a deferral of 1 year (last reimbursement being in 2026).

The long-term debt obligations indicated above relate to the due fixed rate interests and principal payable on repayable advances, the interest-free Bpifrance loan, EIB loan, PGE loans and the lease liabilities. These amounts reflect the committed amounts under those contracts as of June 30, 2024.

As of June 30, 2024, the table above indicates that the EIB loan's outstanding balance is €100.1 million, which includes €34.1 million for the principal and fixed rate interest to be paid over the term of the loan, €19.0 million of milestones to be paid under the Milestone advance payments mechanism schedule which will require prepayments equal to a tiered low single digit percentage of future equity or debt financing transactions raising up to an aggregate of €100 million, on a cumulative basis, increasing to a mid-single digit percentage for such financings greater than €100 million, and €46.9 million for the estimated royalty payments to be made in the future, based on the forecasted sales expected to be generated by the Company’s partners during the six-year period beginning upon NBTXR3 commercialization.(see Note 12.1).

13. Trade payables and other current liabilities

13.1 TRADE AND OTHER PAYABLES

	As of
(in thousands of euros)	June 30, 2024	December 31, 2023
Fixed assets payables	—	173
Accrued expenses - clinical trials	14,373	11,369
Other trade payables	4,766	6,695
Total trade and other payables	19,139	18,237
Trade payables are not discounted, as none of the amounts has a maturity date above one year.

The €3.0 million increase of accrued expenses in clinical studies is mainly related to progress of 312 study involving CRO services not invoiced yet (€3.0 million). Accruals related to NANORAY-1100 study remain stable further to change of costs estimate methodology from €3.4 million as per December 31, 2023 to €3.5 million as per june 30, 2024 (see note 3.2 clinical trial studies).

The €1.9 million decrease of other trade payables is mainly due to services provided by our CRO for the NANORAY-312 study, whose debt decreased from €2.6 million as of December 31, 2023 to €0.5 million as of June 30, 2024 due to the settlement of invoices that had reached their due date.

Fixed Assets Payables amounting to €0.2 million at the end of December 2023 related to the purchase of a reactor for the laboratory in Paris.

13.2 OTHER CURRENT LIABILITIES

	As of
(in thousands of euros)	June 30, 2024	December 31, 2023
Tax liabilities	716	451
Payroll tax and other payroll liabilities	5,813	6,928
Other payables	743	247
Other current liabilities	7,271	7,627
Payroll tax and other payroll liabilities primarily consist of payroll taxes and social charges, namely the employer withholdings relating to free shares, as well as accrued bonuses, vacation day accruals and related social charges. Payroll tax and other payroll liabilities have decreased by €1.1 million during the first half of 2024, mainly due to the payment in the first half of bonuses payable accrued at the previous year-end for €1 million.

The other payables have increased in other debts mainly explained by the prepayment invoiced to Janssen in connection with batches supplies for €0.5 million which Janssen has paid in advance.

13.3 DEFERRED REVENUES AND CONTRACT LIABILITIES

Current contract liabilities

	As of
(in thousands of euros)	June 30, 2024	December 31, 2023
Deferred income	106	128
Contract liabilities - Current	24,381	18,100
Deferred income and current contract liabilities	24,487	18,228

Deferred revenues and contract liabilities as of June 30, 2024, mainly consists of current contract liabilities related to the unrecognized revenue of €6.3 million under the Janssen agreement, which will be recognized overtime according to the completion of R&D services in the future, in accordance with IFRS 15 and LianBio upfront payment of €18.1 million accounted for in accordance with IFRS 15 (See Note 15 Revenues and other income).

The amount of LianBio contract liability has not changed during the six months ended June 30, 2024; however, it had been increased by €1.6 million from €16.5 million as of December 31, 2022, up to €18.1 million as of December 31, 2023, due to the fair value revaluation that took place further to the novation agreement signed in December 2023 relating to the Asia Licensing Agreement. The initial payment received in 2021 from LianBio was €16.5 million.

Non current contract liabilities

	As of
(in thousands of euros)	June 30, 2024	December 31, 2023
Non-current contract liabilities	7,411	—
Non-current contract liabilities	7,411	—

Non-current contract liabilities as of June 30, 2024, mainly consists of non-current contract liabilities related to the unrecognized revenue of €7.4 million under the Janssen agreement, which will be recognized overtime according to the completion of R&D services in the future, in accordance with IFRS 15.

14. Financial instruments included in the statement of financial position and impact on income

Detail of financial instruments included in the statements of financial position and impact on income

	As of June 30, 2024
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at fair value through profit or loss	Assets and liabilities carried at amortized cost	Fair value (1)
Non-current financial assets
Non-current financial assets	308		308	308
Trade receivables	3,121		3,121	3,121
Cash and cash equivalents	66,335		66,335	66,335
Total assets	69,764	—	69,764	69,764
Financial liabilities
Non-current financial liabilities	44,168		44,168	42,677
Current financial liabilities	5,000		5,000	5,006
Trade payables and other payables	19,139		19,139	19,139
Total liabilities	68,307	—	68,307	66,822
(1)The fair value of current and non-current financial liabilities including loans, repayable advances from Bpifrance, the EIB loan and the HSBC and Bpifrance state-guaranteed loans, recorded at amortized cost, was assessed using unobservable “level 3” inputs, in the IFRS 13 classification for fair value.

Management of financial risks

The principal financial instruments held by the Company are instruments classified as cash and cash equivalents. These instruments are managed with the objective of enabling the Company to finance its business activities. The Company's policy is to not use financial instruments for speculative purposes. It does not use derivative financial instruments.

The principal risks faced by the Company are liquidity, foreign currency exchange, credit and interest rate risks.

Liquidity risk

Liquidity risk arises from the Company’s financial liabilities and significant expenses related to development and manufacturing of nanotechnology products and conducting clinical studies. The Company has incurred operating losses since its inception in 2005 and expects to continue to incur significant losses in the near term.

As of June 30, 2024, the Company has cash and cash equivalent of €66.3 million. The Company’s current level of cash and cash equivalents is expected to be sufficient to meet its projected financial obligations and fund its operations beyond the next twelve months from the date of authorization for issuance of these consolidated financial statements.

As of October 2023, the Company is no longer subject to the minimum cash and cash equivalents covenant under the EIB loan.

In the longer term, the Company may seek additional liquidity through product or royalty financing, new business development partnerships, collaborative or strategic alliances, additional financing through public or private offerings of capital or debt securities, research tax credits, grants or subsidies, and through the implementation of cash preservation activities to reduce or defer discretionary spending.

Foreign Currency Exchange Risk

The functional currency of Nanobiotix S.A. is the euro. Exposure to foreign currency exchange risk is derived almost entirely from certain of its revenue. Under the global licensing, co-development, and commercialization agreement with Janssen, and previously under its License Agreement with LianBio, the Company has received payments in U.S dollars. Additionally, the Company is also exposed through intragroup transactions between Nanobiotix S.A. and its U.S. subsidiaries, for which the functional currency is the U.S. dollar, as well as trade relations with customers and suppliers outside the euro zone.

At this stage of its development, the Company does not use hedging to protect its business against exchange rate fluctuations. However, a significant increase in its business activity outside the euro zone could lead to a greater exposure to foreign currency exchange risk. If this occurs, the Company may implement a suitable hedging policy for these risks.

Credit risk

Credit risk arises from cash and cash equivalents, derivative instruments and deposits with banks and other financial institutions as well as from exposure to customer credit, in particular unpaid receivables and transaction commitments.

The credit risk related to cash and cash equivalents and to current financial instruments is not material given the rating and size of the relevant financial institutions.

The Company’s exposure to credit risk chiefly stems from trade receivables related to its customer (Janssen) as of June 30, 2024. Due to the limited number of customers, the Company appropriately monitors its receivables and their payment and clearance. The Company enters into such transactions only with highly reputable, financially sound counterparts.

Interest rate risk

The Company's exposure to interest rate risk is primarily related to cash equivalents and investment securities, which consist of money market mutual funds (SICAVs). Changes in interest rates have a direct impact on the interest earned from these investments and the cash flows generated.

As of June 30, 2024, loans issued by the Company are exclusively fixed rate loans and thus our exposure to interest rate and market risk is deemed low.

Variable interests on the EIB loan are royalty-based and are not subject to market rate risks.

15. Revenue and other income

The revenue recognition accounting principles used to prepare the unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2024 are identical to those used for the year ended December 31, 2023.

Detail of revenue and other income

The following table summarizes the Company’s revenue and other income per category for the six-month period ended June 30, 2024 and 2023:

	For the six-month period ended June 30,
(in thousands of euros)	2024	2023
Services	3,787	—
Other sales	2,376	—
Total revenue	6,163	—
Research tax credit	2,334	1,604
Subsidies	36	202
Other	756	1,487
Total other income	3,126	3,293
Total revenue and other income	9,289	3,293

Total Revenues
As of June 30, 2024, revenue was recognized according to the application of IFRS15 and transaction price allocation rules, further to the signing of the Janssen Agreement. Subsequently, both the $30 million upfront payment paid by Janssen to the Company in August 2023, and $20 million from the initial milestone which became due to the Company from Janssen as of December 31, 2023, have been considered in the estimated transaction price at closing date, in accordance with IFRS 15, as of June 30, 2024.

For the six month period ended June 30, 2024, the €6.2 million Total Revenues mainly includes (i) ‘Services’ revenue linked to the assignment of the license to Janssen and the rendered R&D services in proportion of the completion of the ongoing studies, totalling €2.7 million; (ii) ‘Services’ revenue linked to technology transfer recharge for €1.1 million; (iii) and €2.4 million of ‘Other Sales’ related to product supply to Janssen.

As of June 30, 2024, the unrecognized revenue amount is accounted for as contract liability, amounting to $14.8 million (equivalent to €13.7 million allocated into current contract liabilities for €6.3 million and non current contract liabilities for €7.4 million), which will be recognized according to the completion of the R&D services in the future (See Note 13.3 - Deferred Revenues and Contract Liabilities). On the other hand, the first R&D milestone payment ($20.0 million) included in the transaction price at December 31, 2023 was invoiced in January 2024 and paid in May 2024. Consequently, the Company no longer records any contract asset (See Note 8.3 - Contract Assets - Current).

There was no revenue recognized for the six month period ended June, 30, 2023.

Research tax credit
Research tax credit increased from €1.6 million in 2023 to €2.3 million in 2024 due mainly to an increase of research and development expenses, and to the inclusion of additional eligible expenses from contract research organizations for clinical trials, mainly related to the 312 study.

Subsidies

Subsidies include the Bpifrance Deep Tech Grant received by Curadigm SAS, €36 thousand recognized as other income for the half-year ended June 30, 2024, as compared to €150 thousand for the half-year ended June 30, 2023.

Other

The line item ‘Other’ mainly includes income for services recharge, in the framework of the ‘GTCA’ signed in June 2023 with LianBio which has been transferred from LianBio to Janssen at the end of December 2023, totalling €0.5 million as of June 30, 2024 compared to €1.3 million as of June 30, 2023. The decrease is mainly due to the start of invoicing Lianbio during the first half of 2023 which included recharge of previous periods costs.

The line “Other’ also includes income for supply services, provided in connection with the clinical supply agreement signed in May 2022 with LianBio, which has been transferred from LianBio to Janssen at the end of December 2023, amounting to €0.2 million for the half-year ended June 30, 2024, as compared to €0.2 million for the half-year ended June 30, 2023. Further to this supply agreement, the Company shall supply with NBTXR3 product for the purpose of the development of licensed products in Asia Licensing Territory.

16. Operating expenses

16.1 RESEARCH AND DEVELOPMENT EXPENSES

	For the six-month period ended June 30,
(in thousands of euros)	2024	2023
Purchases, sub-contracting and other expenses	(15,105)	(11,982)
Payroll costs (including share-based payments)	(6,199)	(5,239)
Depreciation, amortization and provision expenses(1)	(682)	(583)
Total research and development expenses	(21,987)	(17,805)
(1)see Note 16.4 Depreciation, amortization and provision expenses

Purchases, sub-contracting and other expenses increased by €3.1 million for the six-month period ended June 30, 2024 as compared to the same period in 2023. This increase reflects the continued Company's focus on advancing its clinical trial development priorities, specifically the global Phase 3 registrational trial (NANORAY-312).

R&D Payroll costs increased by €1.0 million, or by 18.3% for the six-month period ended June 30, 2024 as compared with the same period in 2023, which is mainly due to the recruitment of additional R&D employees, including the hiring of a Chief Medical Officer and reinforcement of clinical operations team.

16.2 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the six-month period ended June 30,
(in thousands of euros)	2024	2023
Purchases, fees and other expenses	(4,183)	(5,398)
Payroll costs (including share-based payments)	(6,336)	(5,295)
Depreciation, amortization and provision expenses (1)	(301)	(172)
Total SG&A expenses	(10,819)	(10,864)
(1)see Note 16.4 Depreciation, amortization and provision expenses

Purchases, fees and other expenses decreased by €1.2 million for the six-month period ended June 30, 2024 as compared to the same period in 2023 and mainly relates to the legal fees of €1.4 million paid to a financial adviser that was recognized as of June 30, 2023 as part of a termination agreement with this financial service provider.

SG&A payroll costs increased by €1.0 million, or 19.7%, for the six-month period ended June 30, 2024 as compared to the same period in 2023. This variation is mainly due to the increase by €0.6 million of our shared based payments expenses and by €0.4 million of social taxes, mainly driven by the attribution of the stock options in May 2024.

16.3 PAYROLL COSTS

	For the six-month period ended June 30,
(in thousands of euros)	2024	2023
Wages and salaries	(7,238)	(6,814)
Payroll taxes	(3,324)	(2,338)
Share-based payments	(1,940)	(1,349)
Retirement benefit obligations	(33)	(33)
Total payroll costs	(12,535)	(10,534)
Average headcount	105	98
End-of-period headcount	110	101

As of June 30, 2024, the Company had 110 employees, including 77 in R&D and 33 in selling, general and administrative expenses, compared to 101 as of June 30, 2023, including 71 in R&D and 30 in selling, general and administrative expenses.

In the first half of 2024, salaries and related payroll taxes increased by 15%, or by €1.4 million. This is mainly due to the increased headcount in the first half of 2024 as well as changes in the seniority of our employees.

In accordance with IFRS 2 – Share-based Payment, the share-based payment expense recognized in the statement of consolidated operations reflects the amortization of the fair value of the granted awards over the service period. The share-based payment expenses amounted to €1.9 million for the period ended June 30, 2024, as compared with €1.3 million as of June 30, 2023 (see Note 17 Share-based payments).

16.4 DEPRECIATION, AMORTIZATION AND PROVISION EXPENSES

Depreciation, amortization and provision expenses by function are detailed as follows:

	For the six month period ended June 30, 2024
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(1)	—	(2)
Amortization expense of tangible assets	(621)	(164)	(785)
Litigations	—	14	14
Provision for charges	(60)	(150)	(210)
Reversal of provision for charges	—	—	—
Total depreciation, amortization and provision expenses	(682)	(301)	(983)

	For the six month period ended June 30, 2023
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	—	—	—
Amortization expense of tangible assets	(579)	(162)	(740)
Litigations	—	—	—
Provision for charges	(4)	(10)	(14)
Reversal of provision for disputes	—	—	—
Total depreciation, amortization and provision expenses	(583)	(172)	(754)

16.5 OTHER OPERATING INCOME AND EXPENSES

	For the six-month period ended June 30,
(in thousands of euros)	2024	2023
Contract termination indemnities	—	(46)
Other non recurring expenses	(137)	—
Other non recurring income	3	52
Total other operating income and expenses	(134)	6

As of June 30, 2024, the other non recurring expenses mainly relates to some employment termination indemnities for of €129 thousand.

As of June 30, 2023, the Company has not recorded any material other operating income and expenses.

17. Share-based payments

Detail of share-based payments

The Company has granted stock options (OSA), founders’ warrants (BSPCE), warrants (BSA), and free shares (AGA) to corporate officers, employees, members of the Executive and Supervisory Board and consultants of the Group. In certain cases, exercise of the stock options, founders’ warrants and warrants is subject to performance conditions. The Company has no legal or contractual obligation to pay the options in cash.

The number of stock options, founders’ warrants, warrants and free shares outstanding on June 30, 2024 and their main characteristics, are detailed below:

Founders’ warrants outstanding as at June 30, 2024

	BSPCE 08-2013	BSPCE 09-2014	BSPCE 2015-1	BSPCE 2015-3	BSPCE 2016 O	BSPCE 2016 P	BSPCE 2017 O	BSCPE 2017
Date of the shareholders' meeting	28-Jun-13	18-Jun-14	18-Jun-14	18-Jun-14	25-Jun-15	25-Jun-15	23-Jun-16	23-Jun-16
Date of grant by the Executive Board	28-Aug-13	16-Sep-14	10-Feb-15	10-Jun-15	2-Feb-16	2-Feb-16	7-Jan-17	7-Jan-17
Total number of BSPCEs authorized	500,000	450,000	450,000	450,000	450,000	450,000	450,000	450,000
Total number of BSPCEs granted	50,000	97,200	71,650	53,050	126,400	129,250	117,650	80,000
Total number of shares to which the BSPCE were likely to give right on the date of their grant	50,000	97,200	71,650	53,050	126,400	129,250	117,650	80,000
the number of which that may be subscribed by corporate officers:	—	21,000	24,000	—	23,500	23,500	26,400	32,000
the number that can be subscribed by Laurent LEVY	—	21,000	24,000	—	23,500	23,500	26,400	32,000
Number of beneficiaries who are not corporate officers	1	30	13	42	43	50	42	3
Starting date for the exercise of the BSPCE	08/28/13	09/16/15	02/10/2016	06/10/2016	02/02/2017	02/02/2016	01/07/2017	01/07/2017
BSPCE expiry date	08/28/23	09/16/24	02/10/2025	06/10/2025	02/02/2026	02/02/2026	01/07/2027	01/07/2027
BSPCE exercise price	€5.92	€18.68	€18.57	€20.28	€14.46	€14.46	€15.93	€15.93
Number of shares subscribed as of June 30, 2024	—	—	—	—	333	—	—	—
Total number of BSPCEs lapsed or cancelled as of June 30, 2024	50,000	11,450	3,550	24,650	28,200	30,100	19,550	—
Total number of BSPCEs outstanding as of June 30, 2024	—	85,750	68,100	28,400	97,867	99,150	98,100	80,000
Total number of shares available for subscription as of June 30, 2024	—	85,750	68,100	28,400	97,867	99,150	98,100	80,000
Maximum total number of shares that may be subscribed for upon exercise of all outstanding BSPCEs (assuming that all the conditions for the exercise of the related BSPCEs are met)	—	85,750	68,100	28,400	97,867	99,150	98,100	80,000

Warrants outstanding as at June 30, 2024

	BSA 2013	BSA 2014	BSA 2015-1	BSA 2015-2 (a)	BSA 2018-2	BSA 2019-1	BSA 2020	BSA 2021 (a)
Date of the shareholders’ meeting	4-May-12	18-Jun-14	18-Jun-14	18-Jun-14	23-May-18	23-May-18	11-Apr-19	30-Nov-20
Date of grant by the Executive Board	10-Apr-13	16-Sep-14	10-Feb-15	25-Jun-15	27-Jul-18	29-Mar-19	17-Mar-20	20-Apr-21
Maximum number of BSAs authorized	200,000	100,000	100,000	100,000	140,000	140,000	500,000	650,000
Total number of BSAs granted	10,000	14,000	26,000	64,000	5,820	18,000	18,000	48,103
Number of shares to which the BSA were likely to give right on the date of their grant	10,000	14,000	26,000	64,000	5,820	18,000	18,000	48,103
including the total number of shares that may subscribed by the corporate officers of the Company	—	8,000	15,000	—	—	12,700	14,024	—
Relevant officers:
Anne-Marie GRAFFIN	—	—	5,000	—	—	2,900	3,843	—
Enno SPILLNER	—	—	3,000	—	—	4,000	3,829	—
Alain HERRERA	—	4,000	5,000	—	—	2,900	3,195	—
Gary PHILLIPS	—	—	—	—	—	—	—	—
Christophe DOUAT (observer)	—	4,000	2,000	—	—	2,900	3,157	—
Number of beneficiaries who are not corporate officers	1	1	2	1	1	1	1	1
Starting date for the exercise of the BSA	04/30/2014	09/16/2014	02/10/2015	06/25/2015	07/27/18	03/29/19	03/17/20	04/20/21
BSA expiry date (6)	04/10/2023	09/16/2024	02/10/2025	06/25/2025	07/27/28	03/29/29	03/17/30	04/20/31
BSA issue price	€2.50	€4.87	€4.87	€5.00	€2.36	€1.15	€0.29	€2.95
Exercise price per BSA	€6.37	€17.67	€17.67	€19.54	€16.10	€11.66	€6.59	€13.47
Number of shares subscribed as of June 30, 2024	—	—	—	—	—	—	—	—
Total number of forfeited or cancelled BSAs as of June 30, 2024	10,000	4,000	5,000	—	—	—	—	33,672
Total number of BSAs outstanding as of June 30, 2024	—	10,000	21,000	64,000	5,820	18,000	18,000	14,431
Total number of shares available for subscription as of June 30, 2024 (considering the conditions of exercise of the BSAs)	—	—	—	—	—	—	—	—
Maximum total number of shares that may be subscribed for upon exercise of all outstanding BSAs (assuming that all the conditions for the exercise of said BSAs are met)	—	10,000	21,000	64,000	5,820	18,000	18,000	14,431

Stock options outstanding as at June 30, 2024

	OSA 2016-1 P	OSA 2016-2	OSA 2017 O	OSA 2018	OSA 2019-1	OSA 2019 LLY	OSA 2020	OSA 2021-04 O
Date of the shareholders’ meeting	25-Jun-15	23-Jun-16	23-Jun-16	14-Jun-17	23-May-18	11-Apr-19	11-Apr-19	30-Nov-20
Date of grant by the Executive Board	02-Feb-16	03-Nov-16	07-Jan-17	6-Mar-18	29-Mar-19	24-Oct-19	11-Mar-20	20-Apr-21
Total number of OSAs authorized	450,000	450,000	450,000	526,800	648,000	500,000	500,000	850,000
Total number of OSAs granted	6,400	4,000	3,500	62,000	37,500	500,000	407,972	143,200
Total number of shares to which the OSAs were likely to give right on the date of their grant	6,400	4,000	3,500	62,000	37,500	500,000	407,972	143,200
including the number that may be subscribed or purchased by corporate officers:	—	—	—	—	—	500,000	180,000	—
the number that can be subscribed by Laurent LEVY	—	—	—	—	—	500,000	120,000	—
the number that can be subscribed by Anne-Juliette HERMANT	—	—	—	—	—	—	60,000	—
the number that can be subscribed by Bart VAN RHIJN	—	—	—	—	—	—	—	—
the number that can be subscribed by Louis KAYITALIRE	—	—	—	—	—	—	—	—
Number of beneficiaries who are not corporate officers	2	1	2	5	12	—	104	13
Starting date for the exercise of the OSA	02/02/2017	11/03/2017	01/08/2018	03/07/2019	03/30/2021	10/24/2019	03/11/2021	04/20/22
OSA expiry date	02/02/2026	11/03/2026	01/07/2027	03/06/2028	03/29/2029	10/24/2029	03/11/2030	04/20/31
Exercise price per OSA	€13.05	€14.26	€14.97	€12.87	€11.08	€6.41	€6.25	€13.74
Number of shares subscribed as of June 30, 2024	—	—	—	—	—	—	—	—
Total number of lapsed or cancelled OSAs as of June 30, 2024	6,000	—	3,000	12,000	12,750	—	38,897	104,668
Total number of OSAs outstanding as of June 30, 2024	400	4,000	500	50,000	24,750	500,000	369,075	38,532
Maximum number of shares available for subscription as of June 30, 2024 (given the vesting conditions of the OSAs)	400	4,000	500	50,000	24,750	—	369,075	38,532
Maximum total number of shares that may be subscribed for upon exercise of all outstanding OSAs (assuming that all the conditions for the exercise of said OSAs are met)	400	4,000	500	50,000	24,750	500,000	369,075	38,532

	OSA 2021-04 P	OSA 2021-06 P	OSA 2021-06 O	OSA 2022-06 P	OSA 2022-06 O	OSA 2023-01 O	OSA 2024-01 O
Date of the shareholders’ meeting	30-Nov-20	30-Nov-20	28-Apr-21	30-Nov-20	28-Apr-21	20-jun-2023	20-Jul-23
Date of grant by the Executive Board	20-Apr-21	21-Jun-21	21-Jun-21	22-Jun-22	22-Jun-22	20-Jul-23	23-May-24
Total number of OSAs authorized	1,000,000	1,000,000	850,000	1,000,000	850,000	1,700,000	1,700,000
Total number of OSAs granted	428,000	60,000	60,000	170,400	410,500	338,860	1,224,780
Total number of shares to which the OSAs were likely to give right on the date of their grant	428,000	60,000	60,000	170,400	410,500	338,860	1,224,780
including the number that may be subscribed or purchased by corporate officers:	240,000	60,000	60,000	—	245,000	298,860	930,000
the number that can be subscribed by Laurent LEVY	180,000	—	—	—	150,000	200,116	500,000
the number that can be subscribed by Anne-Juliette HERMANT	60,000	—	—	—	35,000	33,354	90,000
the number that can be subscribed by Bart VAN RHIJN	—	60,000	60,000	—	60,000	65,390	180,000
the number that can be subscribed by Louis KAYITALIRE	—	—	—	—	—	—	160,000
Number of beneficiaries who are not corporate officers	14	—	—	83	49	2	107
Starting date for the exercise of the OSA	04/20/22	06/21/22	06/21/22	06/22/23	06/22/23	7/20/2023	5/23/2024
OSA expiry date	04/20/31	06/21/31	06/21/31	06/22/32	06/22/32	7/20/2033	5/23/2034
Exercise price per OSA	€13.74	€12.99	€12.99	€4.16	€4.16	€5.00	€5.81
Number of shares subscribed as of June 30, 2024	—	—	—	—	—	—	—
Total number of lapsed or cancelled OSAs as of June 30, 2024	82,400	—	—	30,720	21,417	20,000	320
Total number of OSAs outstanding as of June 30, 2024	345,600	60,000	60,000	139,680	389,083	318,860	1,224,460
Maximum number of shares available for subscription as of June 30, 2024 (given the vesting conditions of the OSAs)	—	—	60,000	—	283,416	—	—
Maximum total number of shares that may be subscribed for upon exercise of all outstanding OSAs (assuming that all the conditions for the exercise of said OSAs are met)	345,600	60,000	60,000	139,680	389,083	318,860	1,224,460

Free shares outstanding as at June 30, 2024

	AGA 2021	AGA 2022	AGA 2023 - P1	AGA 2023 - P2
Date of the shareholders’ meeting	30-Nov-20	20-Apr-21	27-Jun-23	27-Jun-23
Date of grant by the Executive Board	20-Apr-21	22-Jun-22	27-Jun-23	27-Jun-23
Total number of AGAs authorized	850,000	850,000	1,200,000	1,200,000
Total number of AGAs granted	362,515	300,039	427,110	439,210
Total number of shares to which the AGAs were likely to give right on the date of their grant	362,515	300,039	427,110	439,210
including the number that can be subscribed by corporate officers:	270,000	245,000	298,860	293,470
the number that can be subscribed by Laurent LEVY	180,000	150,000	200,116	200,116
the number that can be subscribed by Anne-Juliette HERMANT	90,000	35,000	33,354	33,354
the number that can be subscribed by Bart VAN RHIJN	—	60,000	65,390	65,390
Number of beneficiaries who are not corporate officers	79	79	88	87
Date of acquisition (end of the acquisition period)	04/20/23	06/22/24	06/27/25	06/27/25
Number of shares subscribed as of June 30, 2024	354,510	293,523	—	—
Total number of AGAs lapsed or cancelled as of June 30, 2024	8,005	6,516	30,700	11,700
Total number of AGAs outstanding as of June 30, 2024	—	—	396,410	427,510
Total number of shares that may be subscribed	—	—	396,410	427,510
Duration of the holding period	1 year	1 year	1 year	1 year

	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of June 30, 2024	557,367	151,251	3,524,940	823,920	5,057,478
The measurement methods used to estimate the fair value of stock options, warrants and free shares are described below:
•The exercise price is based on the share price at the grant date, except for the BSA 2014 which exercise price was set at €17.67, taking into account both the average share price on the 20 days preceding the grant date and the expected development perspectives of the Company;
•The risk-free rate was determined based on the average life of the instruments; and
•Volatility was determined based on a sample of listed companies in the biotechnology sector at the grant date and for a period equal to the life of the warrant or option.

The performance conditions for all of the plans were assessed as follows:
•Performance conditions unrelated to the market were analyzed to determine the likely exercise date of the warrants and options and expense was recorded accordingly based on the probability these conditions would be met; and
•Market-related performance conditions were directly included in the calculation of the fair value of the instruments.

As of June 30, 2024, the assumptions related to the probability that the non-market performance conditions of the BSPCE, BSA and OSA will be met have been updated:

BSPCE	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the first half of 2024 (in thousands of euros)	Expense for the first half of 2023 (in thousands of euros)
BSPCE 08-2013	6.30	5.92	256%	7	0.90%	0.00%	152	—	—
BSPCE 09-2014	18.68	18.68	58%	5.5/6/6.5	0.64%	0.00%	932	—	—
BSPCE 2015-1	18.57	18.57	58% - 62% - 61%	5.5/6/6.5	0.39%	0.00%	50	—	—
BSPCE 2015-3	20.28	20.28	61% - 62% - 61%	5.5/6/6.5	0.56%	0.00%	483	—	—
BSPCE 2016 Ordinary	14.46	14.46	59% - 62% - 60%	5.5/6/6.5	0.32%	0.00%	1,080	—	2
BSPCE 2016 Performance	14.46	14.46	59%	5	0.19%	0.00%	1,212	—	18
BSPCE 2017 Ordinary	15.93	15.93	58% - 61% - 59%	5.5/6/6.5	0.23%	0.00%	1,000	—	1
BSPCE 2017	15.93	15.93	59%	5	0.11%	0.00%	627	—	—
Total BSPCE	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	—	25

BSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the first half of 2024 (in thousands of euros)	Expense for the first half of 2023 (in thousands of euros)
BSA 2013	6.30	6.30	156%	6	0.90%	0.00%	1	—	—
BSA 2014	18.68	17.67	57%	5	0.41%	0.00%	—	—	—
BSA 2015-1	17.67	17.67	58%	5	0.26% - 0.27%	0.00%	63	—	—
BSA 2015-2 (a)	17.67	17.67	58%-58%-57%-58%	5/5.1/ 5.3/5.4	0.39%	0.00%	16	—	—
BSA 2018-2	16.10	16.10	38%	4.8	0.7% - 0.1%	0.00%	1	—	—
BSA 2019-1	11.66	11.66	37%	9.8/9.9	0.16% - 0.50%	0.00%	24	—	—
BSA 2020	13.03	6.59	38%	10	-0.13% -0.07%	0.00%	19	—	—
BSA 2021 (a)	13.47	13.47	39.10%	10	0.27%	0.00%	44	—	—
Total BSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	—	—

OSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the first half of 2024 (in thousands of euros)	Expense for the first half of 2023 (in thousands of euros)
OSA 2016 P	13.05	13.05	59%	5	0.19%	0.00%	69	—	—
OSA 2016-2	14.26	14.26	58% - 62% - 59%	5.5 / 6 /6.5	0.04%	0.00%	27	—	—
OSA 2017 O	15.93	14.97	58% - 61% - 59%	5.5 / 6 /6.5	0.23%	0.00%	31	—	—
OSA 2018	12.87	12.87	35%	5.5 / 6 /6.5	—%	0.00%	252	—	—
OSA 2019-1	11.08	11.08	38.1% / 37.4%	6 /6.5	0.103% / 0.149%	0.00%	140	—	—
OSA 2019-2	6.41	6.41	37%	10	0.40%	0.00%	252	—	—
OSA 2020	6.25	6.25	38.30%	10	0.31%	0.00%	939	—	13
OSA 2021-04 O	13.60	13.74	38.9% - 37.8% - 38.3%	5.5 / 6 /6.5	0.38% / 0.33% / 0.28%	0.00%	684	(4)	25
OSA 2021-04 P	13.60	13.74	39.10%	10	0.03%	0.00%	1,816	77	86
OSA 2021-06 O	12.20	12.99	39.2% - 37.9% - 38.1%	5.5 / 6 /6.5	0.35% / 0.30% / 0.26%	0.00%	246	13	33
OSA 2021-06 P	12.20	12.99	39.10%	10	0.13%	0.00%	212	12	12
OSA 2022-06 P	3.68	4.16	0.4008	10	0.0228	0.00%	71	2	4
OSA 2022-06 O	3.68	4.16	42.06% - 41.21% - 40.65%	5.5 / 6 /6.5	1.83% / 1.87% / 1.90%	0.00%	580	57	170
OSA 2023-01 O	6.75	5.00	45.07% - 44.11% - 43.41%	5.5 / 6 /6.5	2.85% /2.83% / 2.82%	0.00%	1,255	357	—
OSA 2024-01 O	5.19	5.81	53.30% - 51.90% - 50.70%	5.4 / 5.9 / 6.4	3.00% / 3.02% / 3.02%	0.00%	3,107	194	—
Total OSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	708	343

AGA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the first half of 2024 (in thousands of euros)	Expense for the first half of 2023 (in thousands of euros)
AGA 2021	13.60	0.00	n.a.	n.a.	0.63% / 0.59%	0.00%	4,869	—	694
AGA 2022	3.68	0	n.a.	n.a.	0.95% /1.46%	0.00%	1,092	253	271
AGA 2023 - P1	4.87	0.00	n.a.	n.a.	3% / 3.2%	0.00%	2,071	472	9
AGA 2023 - P2	4.87	0	n.a.	n.a.	3% /3.2%	0.00%	2,130	507	9
Total AGA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,232	982

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended June 30, 2024	—	—	708	1,232	1,940

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended June 30, 2023	25	—	343	982	1,349

18. Net financial income (loss)

	For the six month period ended June 30,
(in thousands of euros)	2024	2023
Income from cash and cash equivalents	1,499	450
Foreign exchange gains	1,888	370
Other financial income	—	—
Total financial income	3,386	820
Fixed and variable Interest costs	(3,772)	(3,714)
Net impact of accretion and discounting	2,722	809
Lease debt interests	(89)	(103)
Foreign exchange losses	(324)	(537)
Total financial expenses	(1,463)	(3,545)
Net financial income (loss)	1,924	(2,725)

Income from cash and cash equivalents

For the six month period ended June 30, 2024, the €1.5 million income from cash and cash equivalents was related to short-term deposits.

For the six month period ended June 30, 2023, the €0.5 million income from cash and cash equivalents was related to short-term deposits.

Fixed and Variable Interests costs

For the six month period ended June 30, 2024, total interest costs amount to €3.8 million, mainly due to interest costs on the EIB loan (see Note 12.1 Conditional advances, bank loan and loan granted by public authorities) which consists of fixed and variable rate interests of €3.7 million.

For the six month period ended June 30, 2023, total interest costs amount to €3.7 million, mainly due to interest costs on the EIB loan (see Note 12.1 Conditional advances, bank loan and loan granted by public authorities) which is an addition of EIB fixed and variable rate interests for €3.6 million.

IFRS 9 debt valuation impact

For the six month period ended June 30, 2024, the P&L net positive impact of accretion and discounting on EIB loan of €2.7 million corresponding to the variance in discounting effect of €13.5 million, partially offset by the increase in estimated debt outflows beyond 2023 - before discounting effect - for €10.8 million, due to the revised forecasts of net sales and the revised forecasts of the upfront and milestone payments related to the consideration of the license agreement signed with Janssen signed on July 7, 2023. (See Note 12 Financial Liabilities).

For the six month period ended June 30, 2023, the P&L catch-up impact of €0.8 million is related to the update of the forecasts of debt outflows mostly due to the consideration of the license agreement signed with Janssen signed on July 7, 2023. (See Note 12 Financial Liabilities).

Foreign exchange gains and losses

For the six month period ended June 30, 2024, the Company incurred net foreign exchange gains of €1.6 million mainly related to the short term USD deposits for €1.1 million, and to the appreciation of the USD on HSBC bank current account denominated in U.S. dollars for €0.5 million.

For the six month period ended June 30, 2023, the net foreign exchange gains is not significant.

19. Segment reporting

In accordance with IFRS 8 – Operating Segments, reporting by operating segment is derived from the internal organization of the Company’s activities; it reflects management’s viewpoint and is established based on internal reporting used by the chief operating decision maker (the Company’s Chairman and the members of the Executive and Supervisory Board) to allocate resources and to assess performance. The Company operates in a single operating segment: research and development in product candidates that harness principles of physics to transform cancer treatment. The assets, liabilities and operating loss realized are primarily located in France.

20. Loss per share

	For the six month period ended June 30,
	2024	2023
Net loss for the period (in thousands of euros)	(21,872)	(28,099)
Weighted average number of shares	47,124,112	35,037,052
Basic loss per share (in euros)	(0.46)	(0.80)
Diluted loss per share (in euros)	(0.46)	(0.80)
Instruments providing deferred access to the capital (stock options, free shares, founders' warrants, warrants and equity line) are considered to be anti-dilutive because they result in a decrease in the loss per share. Therefore, diluted loss per share is identical to basic loss per share as all equity instruments issued, representing a total of 10,257,478 potential additional ordinary shares, have been considered antidilutive (including 5,200,000 equity line related warrants, please refer to Note 10.3 for more details)

21. Commitments

The off-balance sheet commitments have not changed significantly since December, 31, 2023, except for the following:

Commitments related to the master services agreement with Janssen dedicated to the clinical manufacturing of NBTXR3
On December 22, 2023, the Company entered into a master services agreement (“MSA”) with Janssen which includes the clinical manufacturing and the supply of products to be provided by the Company, as well as technical expertise and development services in the field of the territory, as defined in the global licensing, co-development, and commercialization agreement signed in July 2023.
Under this MSA, the Company already received as of June 30, 2024 purchase orders from Janssen (a) for the delivery of raw materials and NBTXR3 clinical and technical batches planned to be delivered during the second half of 2024 amounting to €3.8 million and (b) for the technology transfer and related technical assistance services amounting to €0.9 million.

22. Related parties

Key management personnel compensation

The compensation presented below, granted to the members of the Executive Board and Supervisory Board was recognized in expenses over the period shown:

	For the six-month period ended June 30,
(in thousands of euros)	2024	2023
Salaries, wages and benefits	1,120	704
Share-based payments	1,517	1,001
Supervisory Board’s fees	86	78
Total compensation to related parties	2,722	1,783

The methods used to measure share-based payments are presented in Note 17 Share-based payments of the Company’s financial statements as of and for the year ended December 31, 2023.

23. Subsequent events

Curadigm SAS Merger

Curadigm SAS, an affiliate fully owned by Nanobiotix, has been merged into our main entity Nanobiotix SA with retroactive effect for financial accounting purposes from January 1, 2024. This merger is intended to rationalize the organization, accompany Nanobiotix strategy evolution and streamline operations.

Nomination of two observers to the Supervisory Board

On September 4th 2024, Nanobiotix announced the appointment of two new observers to the Supervisory Board, These nominations will be submitted for ratification to the next Nanobiotix shareholders’ meeting.

Equity Line Kepler Cheuvreux

The existing equity line, expiring on September 15, 2024 is subsequently no longer effective at the date of the filing date.

DECLARATION OF THE PERSON RESPONSIBLE FOR THE HALF-YEAR FINANCIAL REPORT

I hereby declare that, to my knowledge, the condensed consolidated financial statements for the six-month period ended June 30, 2024 were prepared in accordance with applicable accounting principles and give a fair view of assets, financial position and results of the Company and all companies included in the scope of consolidation, and the interim activity report attached provides an accurate picture of the significant events having occurred during the first six months of the financial year, of their impact on the half-year financial statements, of the major transactions with related parties as well as a description of the main risks and uncertainties for the remaining six months of the financial year.

Paris, September 18, 2024
Laurent LEVY
Chairman of the Executive Board